Ex. 2.1

CERTAIN SCHEDULES AND EXHIBITS HAVE BEEN OMITTED PURSUANT TO ITEM 601(a)(5) OF REGULATION S-K. THE REGISTRANT AGREES TO FURNISH SUPPLEMENTALLY TO THE SECURITIES AND EXCHANGE COMMISSION A COPY OF ANY OMITTED SCHEDULE OR EXHIBIT UPON REQUEST

Execution Version

EQUITY PURCHASE AGREEMENT
BY AND AMONG
THE HILLMAN GROUP, INC.,
ROBERT J. WILLIAMS 2024 FAMILY TRUST,
CAROL ANN WILLIAMS 2024 FAMILY TRUST,
MCGRATH 2020 FAMILY TRUST

AND
SHORE ENTERPRISE INC.

Dated as of July 31, 2026

TABLE OF CONTENTS
Page
ARTICLE I SALE AND PURCHASE OF EQUITY    1
1.1    Sale and Purchase of Equity    2
1.2    Purchase Price    2
1.3    Closing Payments    2
1.4    Purchase Price Adjustment    2
1.5    Closing    5
1.6    Deliveries by Seller Parties and the Company    5
1.7    Deliveries by Purchaser    6
1.8    Withholding    7
ARTICLE II REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY    7
2.1    Organization and Qualification; Authority    7
2.2    Authorization and Validity    7
2.3    Organizational Documents    7
2.4    Capitalization    7
2.5    No Conflict; Required Filings and Consents    8
2.6    Financial Statements; Undisclosed Liabilities; Indebtedness    8
2.7    Absence of Certain Changes or Events    9
2.8    Compliance with Laws; Permits; Inspections and Investigations    10
2.9    Litigation    10
2.10    Labor and Employment Matters    10
2.11    Employee Benefit Plans    11
2.12    Property    12
2.13    Intellectual Property    12
2.14    Data Privacy    12
2.15    Material Contracts    13
2.16    Taxes    14
2.17    Environmental Matters    15
2.18    Insurance    15
2.19    Significant Customers and Significant Suppliers    15
2.20    Affiliated Transactions    16
2.21    Brokers    16
2.22    Bank Accounts    16
2.23    No Other Representations and Warranties    16
ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER PARTIES    16
3.1    Authorization and Validity    16
3.2    No Conflict; Required Filings and Consents    17
3.3    Litigation    17

3.4    Ownership    17
3.5    No Other Representations and Warranties    17
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER    17
4.1    Organization and Qualification; Authority    17
4.2    Authorization and Validity    18
4.3    No Conflict; Required Filings and Consents    18
4.4    Litigation    18
4.5    Brokers    18
4.6    Solvency    18
4.7    Sufficiency of Funds    18
4.8    Restricted Securities    19
4.9    R&W Policy    19
4.10    No Other Representations and Warranties    19
4.11    Independent Investigation; Non-Reliance    19
ARTICLE V COVENANTS    20
5.1    Interim Operations    20
5.2    Filings and Consents    22
5.3    Reasonable Assistance    23
5.4    Access to Information    24
5.5    Public Announcements; Use of Company Logo    24
5.6    Financing.    24
5.7    No Shop    25
5.8    Tax Matters    26
5.9    Director and Officer Indemnification    28
5.10    R&W Policy    28
5.13    Transaction Bonus Agreements    29
ARTICLE VI CONDITIONS PRECEDENT TO THE CLOSING    29
6.1    Conditions to the Obligations of Each Party    29
6.2    Conditions to Obligations of Purchaser    30
6.3    Conditions to Obligations of Seller Parties and the Company    30
6.4    Frustration of Closing Conditions    30
ARTICLE VII TERMINATION    30
7.1    Termination by Mutual Consent    31
7.2    Termination by Purchaser or Seller Parties    31
7.3    Effect of Termination    32

ARTICLE VIII MISCELLANEOUS    32
8.1    Non-Survival; Fraud    32
8.2    Release    33
8.3    Further Assurances    33
8.4    Expenses    33
8.5    Entire Agreement; Modification or Amendment    33
8.6    Waiver    34
8.7    Assignment    34
8.8    Severability    34
8.9    Notices    34
8.10    Governing Law; Venue; Waiver of Jury Trial    35
8.11    Descriptive Headings    36
8.12    Third Party Beneficiaries    36
8.13    Confidentiality    36
8.14    No Recourse    36
8.15    Specific Performance    36
8.16    Interpretation    37
8.17    Disclosure Schedules    37
8.18    Consents    38
8.19    Legal Counsel, Conflict of Interest    38
8.20    Counterparts; Exchange by Electronic Transmission    39
8.21    Debt Financing Sources    40
ARTICLE IX DEFINITIONS    40
9.1    Certain Definitions    41

EXHIBITS

Exhibit A    -    Working Capital Calculation
Exhibit B    -    Form of Restrictive Covenant Agreement
Exhibit C    -    Form of Escrow Agreement
Exhibit D     -    Form of CA Lease
Exhibit E     -    Form of IL Lease

EQUITY PURCHASE AGREEMENT
This EQUITY PURCHASE AGREEMENT (this “Agreement”), dated as of July 31, 2026, is made by and among THE HILLMAN GROUP, INC., a Delaware corporation (“Purchaser”), the ROBERT J. WILLIAMS 2024 FAMILY TRUST, dated December 16, 2024 (“Robert J. Trust”), the CAROL ANN WILLIAMS 2024 FAMILY TRUST, dated December 16, 2024 (“Carol Ann Trust”), the MCGRATH 2020 FAMILY TRUST, dated December 7, 2020 (“McGrath Trust” and together with Robert J. Trust and Carol Ann Trust each, a “Shareholder” and collectively, the “Shareholders”), and Shore Enterprise Inc., a Delaware corporation (the “Seller”; each Shareholder and the Seller are, individually, a “Seller Party” and are, collectively, the “Seller Parties”).
    WHEREAS, as of the date hereof, the Shareholders collectively own 100% of the 200 issued and outstanding shares of common stock (the “Stock”) of Kanebridge Corporation, a New Jersey corporation (the “Company”);
WHEREAS, the Company is engaged in the business of the wholesale distribution and sale, exclusively to third‑party distributors, of commercial‑grade and military‑spec fasteners, as conducted by the Company as of the Closing Date (the “Business”);
WHEREAS, prior to the Closing, the Shareholders shall consummate a restructuring involving the following steps in the following order (the “Restructuring”): (1) Shareholders have incorporated the Seller, (2) at least two days prior to the Closing Date, Shareholders shall contribute 100% of the Stock to Seller in exchange for an equivalent number of shares of common stock of Seller (the “Contribution”) pursuant to a contribution agreement which shall constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulation Sections 1.368-2(g) and 1.368-3(a), (3) immediately following the Contribution, Seller shall file an election on IRS Form 8869 (checking “Yes” on line 14 of such form) to treat the Company as a “qualified subchapter S subsidiary,” as defined in Section 1361(b)(3)(B) of the Code (and any corresponding elections under any corresponding provision of applicable state or local Law) effective as of the date of the Contribution (the “QSub Election”), and (4) at least one day after filing the QSub Election described in clause (3) above, Seller shall cause the Company to convert to Kanebridge, LLC a New Jersey limited liability company that is disregarded as separate from its owner for U.S. federal income tax purposes (within the meaning of Treasury Regulations Section 301.7701-2(a));
WHEREAS, for U.S. federal income (and applicable state and local) tax purposes, the combination of the Contribution and the QSub Election is intended to qualify as an “F” reorganization pursuant to Section 368(a)(1)(F) of the Code as described in IRS Revenue Ruling 2008-18;
WHEREAS, following the Restructuring, Seller will own all of the issued and outstanding equity interests of the Company (the “Equity”); and
WHEREAS, Seller desires to sell and convey the Equity to Purchaser, and Purchaser desires to purchase the Equity from Seller, upon the terms and conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the above recitals, and the mutual representations, warranties, covenants, agreements, and conditions in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I
SALE AND PURCHASE OF EQUITY
1.1Sale and Purchase of Equity. At the Closing, on the terms and subject to the conditions set forth in this Agreement, Seller shall sell and deliver to Purchaser, and Purchaser shall purchase and accept from Seller, all of the Equity, free and clear of all Liens (other than restrictions on transfer imposed by applicable securities Laws), in exchange for the Purchase Price.
1.2Purchase Price. The aggregate purchase price (the “Preliminary Purchase Price”) for the Equity shall be an amount equal to (a) $315,000,000.00 (the “Base Purchase Price”), plus (b) Estimated Closing Cash; minus (c) Estimated Closing Indebtedness; plus (d) the amount, if any, by which the Estimated Closing Working Capital exceeds the Target Working Capital (or minus the amount, if any, by which the Estimated Closing Working Capital is less than the Target Working Capital); minus (e) Estimated Closing Transaction Expenses; and minus (f) the Adjustment Escrow Amount. For the avoidance of doubt, there shall be no duplication in any of the foregoing reductions or additions and the Preliminary Purchase Price will be subject to adjustment in accordance with Section 1.4.
1.3Closing Payments. At the Closing, Purchaser shall (a) pay the Estimated Closing Indebtedness to the holders thereof pursuant to the terms of the Payoff Letters; (b) pay the Estimated Closing Transaction Expenses directly to the payees thereof (provided that any Transaction Expenses that are compensatory to any Employee shall be paid to the Company and shall then be paid by the Company through the next regularly scheduled payroll to the applicable Employees, minus applicable withholding Taxes and other payroll deductions); (c) pay the Adjustment Escrow Amount to the Escrow Agent in accordance with the Escrow Agreement; (d) pay the remaining balance of the Preliminary Purchase Price to Seller; and (e) pay the R&W Policy Premium by directing payment to the account or accounts specified by the R&W Insurer (which for the avoidance of doubt shall be borne solely by Purchaser and shall not be deducted from the Preliminary Purchase Price otherwise payable to Seller).
1.4Purchase Price Adjustment.
(a)At least two (2) Business Days, but no more than seven (7) Business Days, prior to the Closing Date, Seller Parties shall deliver to Purchaser (i) Payoff Letters from the Persons listed on Schedule 1.6(c) (the “Indebtedness Payees”) and (ii) an estimated closing statement (the “Estimated Closing Statement”), reflecting the Company’s good faith estimate of the calculation of (A) the estimated Working Capital as of the Adjustment Calculation Time (the “Estimated Closing Working Capital”); (B) the estimated Cash as of the Adjustment Calculation Time (the “Estimated Closing Cash”); (C) the estimated Indebtedness as of immediately prior to Closing (the “Estimated Closing Indebtedness”); (D) the estimated Transaction Expenses immediately prior to the Closing (the “Estimated Closing Transaction Expenses”); and (E) the resulting Preliminary Purchase Price, in each case, based upon the accounting books and records of the Company and prepared in a manner consistent with the Agreed Principles and the definitions set forth in this Agreement. The Estimated Closing Statement shall be binding on Seller Parties, on the one hand, and Purchaser, on the other hand, for purposes of this Section 1.4.
(b)After the Closing Date, Purchaser shall cause the Company to prepare a closing statement (the “Closing Statement”) setting forth the following: (i) Working Capital as of the Adjustment Calculation Time (as finally determined pursuant to this Section 1.4, the “Final Closing Working Capital”); (ii) Cash as of the Adjustment Calculation Time (as finally determined pursuant to this Section 1.4, the “Final Closing Cash”); (iii) Indebtedness as of immediately prior to the Closing (as finally determined pursuant to this Section 1.4, the “Final Closing Indebtedness”); (iv) Transaction Expenses as of immediately prior to the Closing (as finally determined pursuant to this Section 1.4, the “Final Closing Transaction Expenses”); and (v) the resulting Final Purchase Price, each of which shall be prepared and calculated in a manner consistent with the Agreed Principles and the definitions set forth in this Agreement. The Closing Statement shall be delivered by Purchaser to Seller Parties as promptly as practicable following the Closing, but in any event within 45 days after the Closing Date for review by Seller Parties and their advisors. The Closing Statement shall include materials showing in reasonable detail the support and calculations for the amounts included in the Closing Statement.

(c)If Purchaser does not deliver the Closing Statement to Seller Parties within 45 days after the Closing Date, then at the election of Seller Parties and without limiting the rights and remedies of Seller Parties: (i) Purchaser will be deemed to have waived the right to object to any items set forth in the Estimated Closing Statement and the Estimated Closing Statement shall be deemed conclusive, binding and non-appealable on the Parties for purposes of determining the Final Purchase Price, (ii) Seller Parties will deliver notice of their election to prepare the Closing Statement, or (iii) Seller Parties will grant Purchaser an extension of time to prepare and deliver the Closing Statement (and upon the expiration of such extension without such preparation and delivery, Seller Parties shall again be permitted to elect from the foregoing options). If Seller Parties elect to prepare the Closing Statement in accordance with this Section 1.4(c), then all references in Section 1.4(d) to Purchaser, on the one hand, and Seller Parties, on the other hand, will be deemed to be references to Seller Parties, on the one hand, and Purchaser, on the other hand, respectively.
(d)If Seller Parties object to all or part of the Closing Statement as delivered by Purchaser, Seller Parties shall deliver to Purchaser written notice of such objections (the “Objection Notice”) not more than 45 days after the date Seller Parties receive the Closing Statement from Purchaser. If Seller Parties do not deliver the Objection Notice to Purchaser within such 45-day period, Seller Parties shall be deemed to have accepted the Closing Statement delivered by Purchaser. If Seller Parties deliver the Objection Notice to Purchaser within such 45-day period, Purchaser and Seller Parties shall use reasonable efforts to resolve all objections set forth in the Objection Notice. If Purchaser and Seller Parties do not reach a final resolution of all such objections set forth in the Objection Notice within 30 days after delivery of the Objection Notice, then Purchaser and Seller Parties shall engage and submit all unresolved objections to the Independent Accountant for resolution. The terms of appointment and engagement of the Independent Accountant will be as agreed between Purchaser and Seller Parties based on reasonable and customary arrangements for such services. Purchaser and Seller Parties agree to execute, if requested by the Independent Accountant, a reasonable engagement letter in customary form. Any documents submitted by Purchaser or Seller Parties to the Independent Accountant, either unilaterally or at the Independent Accountant’s request, shall be simultaneously or promptly thereafter submitted to either Seller Parties or Purchaser, as applicable. The Independent Accountant’s decision shall be rendered within 30 days after submittal. Each Party shall reasonably cooperate with the Independent Accountant in connection with its review and determination. In making its determination, the Independent Accountant shall act as an expert and not as an arbitrator. The determination of the Independent Accountant shall be set forth in writing and shall be conclusive, binding, and non-appealable upon the Parties absent fraud or manifest error, and judgment thereon may be entered against any Party in any court having jurisdiction over such Party against which such determination is to be enforced. The Closing Statement shall be revised by Purchaser as appropriate to reflect the resolution of any objections set forth in the Objection Notice among Purchaser and Seller Parties or by the Independent Accountant.
(e)In resolving any disputed item, the Independent Accountant (i) shall be bound by the provisions of this Section 1.4; (ii) may not assign a value to any item greater than the highest value claimed for such item or less than the lowest value claimed for such item by either Purchaser or Seller Parties; (iii) shall restrict its decision to such items included in the Objection Notice which are then in dispute; (iv) may review only the Agreed Principles, the definitions of Purchase Price, Cash, Indebtedness, Transaction Expenses and Working Capital (including the definitions of “Estimated” and “Final” versions of each such item), and the written presentations of Purchaser and Seller Parties in resolving any matter which is in dispute (i.e., the Independent Accountant shall not conduct an independent review); and (v) except for formal submissions delivered to the Independent Accountant that are to be shared by the Independent Accountant promptly after the deadline for such submissions, shall not otherwise have any ex parte meetings, teleconferences, or other correspondence, as it is intended for each of Purchaser and Seller Parties to be included in all discussions and correspondence with the Independent Accountant.
(f)In the event Purchaser or Seller Parties submit any unresolved objections to the Closing Statement to the Independent Accountant for resolution as provided in this Section 1.4, Purchaser and Seller Parties shall share responsibility for the fees and expenses of the Independent Accountant as follows:

(i)If the Independent Accountant resolves all of the unresolved objections in favor of Seller Parties, Purchaser shall be responsible for all of the fees and expenses of the Independent Accountant;
(ii)If the Independent Accountant resolves all of the unresolved objections in favor of Purchaser, Seller Parties shall be responsible for all of the fees and expenses of the Independent Accountant; and
(iii)If the Independent Accountant resolves some of the unresolved objections in favor of Seller Parties and the rest of the unresolved objections in favor of Purchaser, Seller Parties shall be responsible for a proportionate amount of the fees and expenses of the Independent Accountant based on the dollar amount of the unresolved objections resolved against Seller Parties compared to the total dollar amount of unresolved objections submitted to the Independent Accountant and Purchaser shall be responsible for a proportionate amount of the fees and expenses of the Independent Accountant based on the dollar amount of the unresolved objections resolved against Purchaser compared to the total dollar amount of all unresolved objections submitted to the Independent Accountant. For example, should the unresolved objections total $1,000 and the Independent Accountant awards $600 in favor of Seller Parties’ position, 60% of the costs of the Independent Accountant’s review would be borne by Purchaser and 40% of such costs would be borne by Seller Parties.
(g)Upon the final determination of the Final Purchase Price pursuant to this Section 1.4: (i) if the Final Purchase Price is less than the Preliminary Purchase Price, an amount equal to the absolute value of the difference between the Final Purchase Price and the Preliminary Purchase Price (the “Shortfall Amount”) shall be paid to Purchaser solely out of the Adjustment Escrow Amount (and Seller Parties and Purchaser shall deliver a joint written instruction to the Escrow Agent (x) for purposes of effecting such payment and (y) to the extent the Shortfall Amount is less than the Adjustment Escrow Amount, for purposes of releasing the absolute value of the difference between the Adjustment Escrow Amount and the Shortfall Amount to Seller, and for the avoidance of doubt if the Shortfall Amount is greater than the Adjustment Escrow Amount, Seller Parties shall have no obligation to pay any Shortfall Amount to Purchaser, it being agreed that the Adjustment Escrow Amount shall be Purchaser’s sole recourse in the event of a Shortfall Amount); (ii) if the Final Purchase Price is greater than the Preliminary Purchase Price (the “Excess Amount”), Purchaser shall be obligated to pay to Seller (or to such other Persons as designated by Seller in writing) an amount equal to the Excess Amount (and Seller Parties and Purchaser shall deliver a joint written instruction to the Escrow Agent for purposes of releasing the Adjustment Escrow Amount to Seller); or (iii) if the Final Purchase Price is equal to the Preliminary Purchase Price, there shall be no adjustment made to the Preliminary Purchase Price (and Seller Parties and Purchaser shall deliver a joint written instruction to the Escrow Agent for purposes of releasing the Adjustment Escrow Amount to Seller).
(h)The Final Purchase Price, as finally adjusted in accordance with the provisions of Section 1.4, is referred to in this Agreement as the “Purchase Price”. Any amounts payable under Section 1.4(g) shall be paid by wire transfer of immediately available funds, and any joint written instructions required to be delivered to the Escrow Agent pursuant to Section 1.4(g) shall be sent within 3 Business Days after the date on which the Closing Statement is finally determined pursuant to Section 1.4.
(i)Commencing with Purchaser’s delivery of the Closing Statement to Seller Parties (or Seller Parties’ delivery of the Closing Statement to Purchaser, as applicable) and continuing until the Closing Statement is finally determined in accordance with this Section 1.4, Purchaser will and will cause the Company to (i) reasonably assist Seller Parties in review of the Closing Statement and the related calculations and any disputes related thereto; (ii) provide Seller Parties and their advisors (and the Independent Accountant in the event any unresolved objections to the Closing Statement are submitted to the Independent Accountant) with reasonable access during normal business hours to the books and records (including work papers and other documents), supporting data, facilities and employees of Purchaser and the Company (including personnel who had worked for the Company prior to the Closing) in connection with such review and any disputes related thereto; and (iii) reasonably cooperate with Seller Parties and their advisors in connection with such review and any disputes related thereto, including providing on a timely basis all other information reasonably requested by Seller Parties or their advisors in connection with such review and any disputes related thereto. Purchaser shall respond to all reasonable inquiries from Seller Parties and their advisors within five (5) Business Days. Seller Parties and their advisors shall have the right to make copies of any such books, records and other documents. The Parties agree that the procedures set forth in this Section 1.4 with respect to the Closing Statement and the determination of the Purchase Price are not intended to permit the introduction of different accounting methods, standards, practices, classifications, estimation methodologies, assumptions, procedures or a different level of prudence for purposes of determining the asset and liability balances from the Agreed Principles.
(j)Any payments with respect to adjustments made pursuant to this Section 1.4 shall be deemed to be, and all Parties shall treat such payments as, an adjustment to the Purchase Price for federal, state, provincial, local and foreign income tax purposes to the extent permitted by applicable Law.
1.5Closing. The consummation of the Transaction (the “Closing”) shall take place by electronic exchange of documents (i) on the date most promptly practicable following the satisfaction or waiver of the conditions set forth in ARTICLE VI (other than those conditions that by their terms cannot be satisfied until the Closing), but in no event later than the third Business Day following such date or (ii) at such other place and time and/or on such other date as Purchaser and Seller Parties may mutually agree in writing. The date on which the Closing actually occurs is referenced to herein as the “Closing Date”. The Closing shall be deemed effective as of 12:01 a.m., Eastern time, on the Closing Date. All deliveries, payments and other transactions and documents related to the Closing shall be dependent and shall not be effective unless and until all are effective (except to the extent that the Party entitled to the benefit thereof has waived satisfaction or performance thereof as a condition precedent to the Closing), and shall be deemed to be consummated simultaneously.
1.6Deliveries by Seller Parties and the Company. At or before the Closing, Seller Parties and the Company shall execute (as applicable) and deliver or cause to be executed (as applicable) and delivered to Purchaser (or other Persons where indicated) the following:
(a)Duly executed transfer powers selling, assigning, transferring, and conveying all of the Equity from Seller to Purchaser;
(b)A duly executed certificate of Seller certifying that the conditions specified in Section 6.1 and Section 6.2 have been satisfied with respect to Seller Parties;
(c)If applicable, payoff letters from the Indebtedness Payees, as listed on Schedule 1.6(c) setting forth the Indebtedness of the Company to be repaid as of the Closing Date (the “Payoff Letters”);
(d)A counterpart to the Escrow Agreement, duly executed by Seller and the Escrow Agent, in substantially the form attached hereto as Exhibit C;
(e)A certificate of good standing of the Company from the Secretary of State of the jurisdiction of its incorporation dated as of a date not more than thirty (30) days prior to the Closing Date;
(f)A certificate of an officer of Seller, dated as of the Closing Date, certifying (i) the Organizational Documents of the Company and Seller, and (ii) the unanimous written consent of the board of directors of the Company and Seller, authorizing the execution, delivery and performance of this Agreement and any Ancillary Documents to which each of the Company and Seller is a party and the transactions contemplated hereby or thereby.
(g)A duly executed IRS Form W-9 from Seller;
(h)Restrictive covenant agreement(s), duly executed by Seller Parties and Robert J. Williams (“Bobby”), and Francis Joseph McGrath (“Joe” and together with Bobby each, an “Owner” and collectively, the “Owners”), in substantially the form attached hereto as Exhibit B (the “Restrictive Covenant Agreements”);
(i)Letters of resignation duly executed by each director and officer of the Company as of the Closing;
(j)Lease Agreement dated as of the Closing Date, by and between Montebello Management, LLC (“CA Landlord”) and the Company, for the premises located at 5316 Lindbergh Lane, Bell, CA 90201, in substantially the form attached hereto as Exhibit D (the “CA Lease”); and
(k)Lease Agreement dated as of the Closing Date, by and between Elgin Management, LLC (“IL Landlord”), and the Company, for the premises located at 1125 Gateway Drive, Elgin, IL 60124, in substantially the form attached hereto as Exhibit E (the “IL Lease” and together with the CA Lease the “Lease Agreements”).
(l)Evidence reasonably satisfactory to Purchaser that the Restructuring has been completed in the manner and order described in the preamble to this Agreement.
1.7Deliveries by Purchaser. At or before the Closing, Purchaser shall execute (as applicable) and deliver to Seller Parties or cause to be executed (as applicable) and delivered to Seller Parties (or other Persons where indicated) the following:
(a)The payments contemplated by Section 1.3;
(b)A counterpart to the Escrow Agreement, duly executed by Purchaser;
(c)A duly executed certificate of Purchaser certifying that the conditions specified in Sections 6.1 and 6.3 have been satisfied.
(d)The D&O Policy and the related insurance binder;
(e)The Restrictive Covenant Agreements, duly executed by Purchaser; and
1.8Withholding. Each of Purchaser, the Company, their respective designees and any other Person required to make a payment pursuant to this Agreement shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any such payment any amounts required to be deducted or withheld therefrom under the Code, or under any provision of state, local or foreign Tax Law. If Purchaser determines that it intends to deduct or withhold any amount from the Purchase Price, Purchaser shall provide at least 3 Business Days’ prior written notice to Seller Parties setting forth the amounts subject to deduction or withholding, a brief explanation of the reason for such intended deduction or withholding based on applicable Law and shall provide Seller Parties a reasonable opportunity to provide forms or other evidence that would exempt or minimize such amounts from such deduction or withholding under applicable Law. All such amounts that are so deducted or withheld shall be timely remitted to the proper Governmental Authority, and such remitted amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid. Purchaser shall furnish to Seller Parties and the applicable payee evidence of the remittance to the applicable Governmental Authority of any amount deducted or withheld pursuant to this Section 1.8.
ARTICLE II
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
Except as set forth in the Disclosure Schedules, Seller Parties represent and warrant to Purchaser that as of the date hereof (unless the particular statement speaks expressly as of another date, in which case as of such other date):
2.1Organization and Qualification; Authority.

(a)As of the date hereof, the Company is duly incorporated, validly existing and in good standing (to the extent applicable) under the Laws of the State of New Jersey. As of the Closing, the Company is a limited liability company, duly organized, validly existing, and in good standing under the Laws of the State of New Jersey. The Company is duly qualified as a foreign entity to do business and is in good standing (to the extent applicable) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect.
(b)The Company has the requisite power and authority to own, lease and operate its properties, rights and assets and to carry on its business as it has been and is now being conducted.
2.2Authorization and Validity. Seller Parties have full right, power, and authority to enter into and perform fully this Agreement and each of the Ancillary Documents to which the Seller Parties are a party. This Agreement and each of the Ancillary Documents to which the Seller Parties are a party have been duly authorized by all necessary corporate action on behalf of the Seller Parties, have been duly executed and delivered by the Seller Parties, and assuming the due authorization, execution and delivery by each other party hereto and thereto, shall constitute a legal, valid, and binding agreement of the Seller Parties enforceable against the Seller Parties in accordance with its terms, except as may be limited by bankruptcy, insolvency, or similar Laws affecting creditors’ rights generally or by general equitable principles.
2.3Organizational Documents. The Company has furnished to Purchaser a complete and correct copy of the Organizational Documents of the Company, in full force and effect as of the date of this Agreement. The Company is not in material violation of any provision of its Organizational Documents.
2.4Capitalization.
(a)As of the date hereof, the Shareholders own beneficially and of record all of the Stock. As of the Closing, the Seller owns beneficially and of record all of the Equity. The Equity comprises all of the issued and outstanding equity interests of the Company. All of the Stock and Equity have been validly issued and are fully paid and nonassessable. There are no outstanding equity securities or voting securities of the Company or securities convertible into or exchangeable for equity securities or voting securities of the Company. All of the Equity is uncertificated.
(b)The Company has not reserved any equity securities or other securities for issuance pursuant to, and has not adopted or authorized, any option plan or other agreement or arrangement providing for the issuance of equity options, restricted equity, equity appreciation rights, phantom equity or other equity-based compensation to its employees, officers, directors or consultants. There are no outstanding options (whether vested or unvested), warrants, convertible securities, calls, preemptive rights, rights of first refusal or other rights, or agreements or commitments of any nature obligating the Company to issue, transfer or sell any capital stock or other equity interests in the Company, or rights issued by the Company, the value of which is based on the capital stock, membership interests or other equity interests in the Company.
(c)There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests in the Company. To the Company’s Knowledge, there are no voting trusts or other agreements or understandings relating to voting of any capital stock, membership interests or other voting securities of the Company granting to any Person the right to elect, or to designate or nominate for election, a Person to the board of directors of the Company.
2.5No Conflict; Required Filings and Consents.
(a)Except as set forth on Schedule 2.5(a), and subject to obtaining any applicable authorization, consent or approval described on Schedule 2.5(b), the execution, delivery and performance of this Agreement and the Ancillary Documents, and the consummation of the Transaction by the Seller Parties or the Company will not (i) conflict with or violate the Organizational Documents of the

Company, (ii) conflict with or violate any Law or Order applicable to the Company or by which it or any of its properties or assets are bound; (iii) conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, amendment or acceleration of any Permit or Material Contract, or (iv) create any Lien (other than a Permitted Lien) on any property or asset of the Company, except with respect to clauses (ii) and (iii) of this Section 2.5(a), to the extent any such conflict, violation, breach, default or other occurrence would not, individually or in the aggregate, have a Material Adverse Effect.
(b)Except as set forth on Schedule 2.5(b), the execution, delivery and performance by the Company of this Agreement and the consummation of the Transaction will not require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person, other than applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (which such required initial filings pursuant to the HSR Act have been made prior to the date of this Agreement), except to the extent any such consent, approval, authorization, permit, filing, notification or other occurrence would not, individually or in the aggregate, have a Material Adverse Effect.
2.6Financial Statements; Undisclosed Liabilities; Indebtedness.
(a)Attached to Schedule 2.6(a) are (i) the audited balance sheet of the Company as of December 31, 2024, and related audited statement of income for the fiscal year then ended (collectively, the “Annual Financial Statements”), and (ii) (A) the audited balance sheet of the Company as of December 31, 2025 and related audited statement of income for the fiscal year then ended, and (B) the unaudited balance sheet of the Company as of May 31, 2026 and related unaudited statement of income for the five-month period then ended (collectively, the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”). Except as set forth on Schedule 2.6(a), the Financial Statements (w) have been prepared in accordance with the books and records of the Company, and (x) fairly present, in all material respects, the financial position of the Company as of the dates indicated and the results of the operations and cash flows of the Company for the periods then ended. The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated, except that the Interim Financial Statements do not include footnote disclosures and are subject to customary fiscal year-end adjustments.
(b)The Company does not have any liabilities required by GAAP to be set forth on a balance sheet of the Company, except (i) liabilities reflected, reserved for or disclosed in the most recent balance sheet included in the Financial Statements, (ii) liabilities incurred since the date of the most recent balance sheet included in the Financial Statements, (iii) liabilities disclosed in the Disclosure Schedules, including those set forth on Schedule 2.6(b) or which relate to the matters or agreements disclosed in the Disclosure Schedules; and (iv) liabilities incurred in connection with this Agreement and the Ancillary Documents (or within any materiality threshold contained in any representation or warranty) with respect to the Transaction.
2.7Absence of Certain Changes or Events. Except as set forth on Schedule 2.7 or as contemplated by this Agreement (including in connection with the Restructuring), since the date of the most recent balance sheet included in the Financial Statements, the Company has not:
(a)had a Material Adverse Effect;
(b)suffered any material loss, damage or destruction affecting the Company’s physical assets or properties (whether or not covered by insurance);
(c)materially increased the compensation, salaries, wage, commissions or bonuses payable to any Employee or manager of the Company, other than in the Ordinary Course of Business or other increases required by applicable Law, or entered into any employment not cancelable by the Company without penalty or other financial obligation within 30 days;

(d)sold, leased or otherwise transferred or disposed of any properties or assets (other than inventory sold in the Ordinary Course of Business), tangible or intangible, involving more than $250,000 or outside of the Ordinary Course of Business;
(e)incurred any Liens (other than Permitted Liens arising in the Ordinary Course of Business) upon any of their assets;
(f)made any capital expenditure (or series of related capital expenditures) either involving more than $250,000 or outside the Ordinary Course of Business;
(g)made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) either involving more than $250,000 or outside the Ordinary Course of Business;
(h)settled or compromised any pending or threatened Legal Proceeding;
(i)made any material change in accounting practices and policies (except for any such change required because of a concurrent change in GAAP or applicable Law); or
(j)committed to do any of the foregoing.
2.8Compliance with Laws; Permits; Inspections and Investigations.
(a)(i) The Company is, and has been in the past three (3) years, in compliance in all material respects with all Laws and Orders applicable to it or by which it or any of its properties or assets is bound; and (ii) the Company is not currently subject to any material fine, penalty or liability as a result of a failure to comply with any requirement of any applicable Law or Order.
(b)The Company is the holder of all material permits, registrations, licenses, certifications, franchises, approvals, accreditations and other authorizations (each, a “Permit”) required by Law or any Governmental Authority for it to own, lease and operate its properties and assets or to carry on its Business as it is now being conducted. All such Permits are current and valid and no revocation, suspension, restriction, cancellation or adverse modification of any Permit is pending or, to the Company’s Knowledge, threatened. Schedule 2.8(b) sets forth a correct and complete list of all such Permits, complete and correct copies of which have been provided to Purchaser. No material violation, default or deficiency exists with respect to any such Permits.
2.9Litigation. Except as set forth on Schedule 2.9, there is no material suit, claim, action, arbitration, administrative or other proceeding or, to the Company’s Knowledge, investigation or inquiry (each, an “Action”) pending or, to the Company’s Knowledge, threatened in writing against the Company. There are no Orders binding on the Company or any of its properties or assets.
2.10Labor and Employment Matters.
(a)Except as set forth on Schedule 2.10(a), there are no pending or, to the Company’s Knowledge, threatened (i) unfair labor practice complaints against the Company before the National Labor Relations Board or similar labor relations board pursuant to any state, provincial, or local Laws or any other Governmental Authority, (ii) charges with respect to or relating to the Company’s employment practices before the Equal Employment Opportunity Commission, any state fair employment practice agency or any other Governmental Authority, or (iii) claims with respect to payment of wages, salary, overtime pay or other wage and hour issues before any Governmental Authority with respect to any current or former employees of the Company.
(b)The Company is not a party to any union or collective bargaining agreement or other similar agreement or work rules regarding the rates of pay or working conditions of any Company employees. To the Company’s Knowledge, there are no formal activities or proceedings of any labor union to organize any employees of the Company. There is no pending, or to the Company’s Knowledge, threatened labor strike, controversy, slowdown, work stoppage or lockout by any employees of the Company.
(c)The Company has not effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act or any similar or state, provincial, or local Laws (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company. The Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar Law.
(d)Except as set forth on Schedule 2.10(d), the Company has complied with the requirements of the Immigration and Reform Control Act of 1986, as amended and the rules promulgated thereunder, and all other immigration-related Laws, including Form I-9 requirements and any applicable mandatory E-Verify obligations. The Company has never been notified of any pending or threatened investigation or other action by and branch of the United States Immigration and Customs Enforcement, or other federal agency charged with the administration and enforcement of U.S. federal immigration Laws concerning the Company.
2.11Employee Benefit Plans.
(a)Schedule 2.11(a) sets forth a correct and complete list of all material (i) “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), (iii) other bonus, deferred compensation, pension, profit-sharing, equity compensation, retirement, health or other insurance, stock purchase, stock-based, incentive, vacation pay, sick pay, other fringe benefits, severance, retention, termination or change-of-control plans, agreements, arrangements, practices or understandings maintained or contributed to by the Company or its ERISA Affiliates for the benefit of any of the current or former employees, independent contractors, directors, or officers of the Company, or any of their dependents, or with respect to which the Company has any liability (collectively, the “Benefit Plans”); provided that “Benefit Plans” shall exclude (A) individual employment, consulting or severance contracts; and (B) plans sponsored or administered by a Governmental Authority to which the Company is required to contribute, or under which the Company otherwise has liability, pursuant to applicable Law.
(b)Neither the Company nor any ERISA Affiliate has within the past three (3) years, maintained or had an obligation to contribute to (i) a “single employer plan” (as such term is defined in Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Section 302 of Title I of ERISA or Title IV of ERISA, (ii) a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c)), (iii) a “multiemployer plan” (as such term is defined in Sections 3(37) or 4001(a)(3) of ERISA), (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), or (v) a funded welfare benefit plan (as such term is defined in Section 419 of the Code). The Company and its ERISA Affiliates have not, within the past three (3) years, incurred and there are no circumstances under which they could reasonably incur any material liability under Title IV of ERISA or Section 412 of the Code.
(c)Each Benefit Plan and all related trusts, insurance contracts and funds has been maintained, funded and administered in all material respects in accordance with the terms of such Benefit Plan and applicable Law. No contributions or payments are due or required to be paid by the Company with respect to any of the Benefit Plans (including payments for the “Transitional Reinsurance Program” contribution required under 45 CFR §153.400), except for payments due or required to be paid in the normal course of business, consistent with past practice. Each Benefit Plan in effect as of Closing that is a group health plan has at all times complied with the requirements of Code Section 4980H, including the distribution of a “summary of benefits and coverage” to employees and calculations of full-time employees and full-time equivalent employees, and no “Employer Shared Responsibility” payments described in Code Section 4980H have been incurred or will be incurred for any period prior to Closing.

(d)No “party in interest” (as defined in Section 3(14) of ERISA) or “disqualified person” (as defined in Section 4975(e)(2) of the Code) with respect to any Benefit Plan has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or any other breach of fiduciary responsibility with respect to any Benefit Plan subject to ERISA that reasonably could be expected to subject the Company or its employees to (i) any material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or (ii) any material liability under Section 502(i) or (l) of ERISA.
(e)Schedule 2.11(e) lists each Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), and each such Benefit Plan has been maintained and operated in operational and documentary compliance with Section 409A of the Code and the guidance issued thereunder. No payment to be made to any of the current or former employees, independent contractors, directors or officers of the Company, or any of their dependents under any Benefit Plan is, or to the Company’s Knowledge will be, subject to the penalties of Section 409A(a)(1) of the Code. With respect to any of the current or former employees, independent contractors, directors or officers of the Company, or any of their dependents, the Company does not have any indemnity or gross-up obligation for any excise Taxes or penalties or interest imposed or accelerated under Section 409A of the Code or has been required to report to any Governmental Authority any correction or Taxes due as a result of a failure to comply with Section 409A of the Code.
2.12Property.
(a)The Company does not own any real property.
(b)The Company has a good and valid leasehold interest in the Leased Real Property. Schedule 2.12(b) sets forth a true, correct and complete list of all of the Leased Real Property. For each item of Leased Real Property, Schedule 2.12(b) sets forth, as applicable, the lessor, the lessee, and the lease, sublease or other Contract pursuant to which the Company holds a leasehold interest in the Leased Real Property (each, a “Lease”). A true, correct and complete copy of each Lease has been provided to Purchaser. Each lease or sublease of the Leased Real Property is a legal, valid and binding obligation of the Company and, to the Company’s Knowledge, the other parties thereto, enforceable in accordance with its terms, and the Company has not received notice of any material unresolved default with respect to any such lease or sublease. The Company has not leased, subleased, licensed or otherwise granted any third party the right to use or occupy the Leased Real Property or any portion thereof. To the Company’s Knowledge, all buildings, structures, fixtures and other improvements on the Leased Real Property conform in all material respects to all applicable Laws and use restrictions. The Company has not received any notice within the past twelve (12) months of any pending or threatened condemnations, expropriation, planned public improvements, annexation, special assessments, zoning or subdivision changes, or other adverse claims affecting the Leased Real Property.
2.13Intellectual Property.
(a)Schedule 2.13(a) sets forth a list of all registered or pending applications for trademarks, service marks, patents, copyrights, and domain names comprising the Intellectual Property of the Company.
(b)Except as set forth on Schedule 2.13(b), (i) the Company owns and possesses all right, title and interest in and to, or has a valid and enforceable license to use, each material item of Intellectual Property used in the operation of the Business as currently conducted; (ii) the Intellectual Property owned or licensed by the Company constitutes all of the material Intellectual Property necessary to operate the Business as currently conducted; (iii) to the Company’s Knowledge, no written claim by any other Person contesting the validity, enforceability, use or ownership of any Intellectual Property owned or exclusively licensed by the Company has been made in the last three (3) years, is currently outstanding or threatened; (iv) to the Company’s Knowledge, the Company is not infringing or misappropriating any Intellectual Property rights of any other Person, and to the Company’s Knowledge, the operation of the Business, as currently conducted, does not infringe or misappropriate any Intellectual Property rights of any other Person; (v) to the Company’s Knowledge, no other Person is infringing, misappropriating or otherwise conflicting with any of the Intellectual Property owned or exclusively licensed by the Company; and (vi) to the Company’s Knowledge, in the last three (3) years, the Company has not received any communication from any Person asserting any ownership interest in any Intellectual Property owned by the Company or suggesting that any other Person has any claim of legal or beneficial ownership with respect to Intellectual Property owned by the Company, nor is there, to the Company’s Knowledge, any basis for any claim that the Company does not own such Intellectual Property.
2.14Data Privacy.
(a)The Company complies, and at all times in the last three (3) years has complied, in all material respects, with all information privacy and security Laws and all requirements of any Contract binding on the Company relating to data, the collection and use of data, personally identifiable information and bulk commercial faxes and email (e.g., spam) related to the Business and, to the Company’s Knowledge, no equityholder, officer or manager of the Company has engaged in any act on behalf of the Company that violates any such information privacy and security Laws or any such requirements of such Contracts.
(b)The Company has implemented, and complies with, commercially reasonable technical, administrative and physical measures to assure the integrity and security of transactions executed through computer systems by or on behalf of the Company and of all confidential, proprietary data or personally identifiable information. There has been no suspected or, to the Company’s Knowledge, actual breach of security or unauthorized access to or acquisition, use, loss, destruction, compromise or disclosure of any personal information, confidential or proprietary data or any other information maintained or stored by or for the Company (a “Material Security Breach”), and at no point in the last three (3) years has the Company received any written notice alleging the occurrence of a Material Security Breach.
(c)In the last three (3) years the Company has not notified, and, to the Company’s Knowledge, there have been no facts or circumstances that would require the Company to give notice to, any individuals of any actual or perceived data security breaches under any privacy policy, contract obligation or applicable Laws requiring notice of such a breach. At no point in the last three (3) years has the Company received any written notice alleging that the Company has not complied with applicable data protection legislation.
2.15Material Contracts.
(a)Schedule 2.15(a) sets forth a correct and complete list of the following currently effective Contracts and other agreements, whether written or oral, to which the Company is a party:
(i)agreement for the lease of personal property to or from any Person providing for lease payments after the date hereof in excess of $250,000 per year;
(ii)agreements concerning a partnership or joint venture arrangement with any Person;
(iii)agreements involving a commitment to make any capital expenditure after the date hereof in excess of $250,000, except in the Ordinary Course of Business;
(iv)employment agreements between the Company and any Employee who is entitled to compensation thereunder after the date hereof in excess of $250,000 per year, other than those terminable on notice of thirty (30) days or less without any severance obligation;
(v)agreements under which the Company has advanced or loaned any amount to any Person, other than in the Ordinary Course of Business to any of its directors, officers or Employees;
(vi)agreements with a Significant Customer or Significant Supplier;

(vii)Contracts providing for the settlement of any Legal Proceeding which have outstanding obligations;
(viii)Contracts with any Governmental Authority;
(ix)any Contract prohibiting or restricting the Company from competing in any business or geographical area or otherwise restricting it from carrying on its business anywhere in the world;
(x)any Contract that requires the Company to deal exclusively with any customer, vendor, supplier, contractor or other party or that contains a most-favored-nation, best pricing or other similar term or provision by which another party to such Contract is or could become entitled to any benefit, right or privilege, which, under the terms of such Contract, must be at least as favorable to such party as those offered to another Person; and
(xi)any Contract evidencing any third party Indebtedness, including, without limitation (A) any guaranty, promissory note or letter of credit issued or posted by the Company and/or (B) any Contract providing for the creation of any Lien upon any of the properties or assets of the Company.
(b)With respect to each agreement listed on Schedule 2.15(a) (the “Material Contracts”), except as described in the Disclosure Schedules, as applicable: (i) the Material Contract is in full force and effect and enforceable in accordance with its terms against the Company, and, to the Company’s Knowledge, against each other party thereto; in each case except as such enforceability may be limited by the effect of any bankruptcy, insolvency, or similar Laws affecting creditors’ rights generally or by general equitable principles; and (ii) the Company is not in material breach or default under the Material Contract and, to the Company’s Knowledge, no other Person that is party to the Material Contract is in material breach or default under the Material Contract. Notwithstanding anything in this Section 2.15(a) to the contrary, “Material Contracts” shall not include any agreement that is fully performed or satisfied as of or prior to the Closing.
2.16Taxes. Except as set forth on Schedule 2.16:
(a)All material Tax Returns required to be filed by the Company have been timely filed with the appropriate Governmental Authority (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are correct and complete in all material respects. In the past three (3) years, the Company has not received written notice from any Governmental Authority in a jurisdiction where the Company does not file a Tax Return that it may be subject to Taxes by that jurisdiction.
(b)All material Taxes payable by the Company (regardless of whether shown on any Tax Return) have been fully and timely paid, other than Taxes being contested in good faith by appropriate proceedings. The Company has duly withheld or collected and timely paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, shareholder, member or other third party. There are no material Liens for Taxes (other than Permitted Liens) on any properties or assets of the Company.
(c)The Company has not received any written notice of material assessment or proposed assessment in connection with any Taxes that remain unpaid or otherwise unresolved, and there are no disputes, claims, audits or examinations regarding any Taxes of the Company that are currently being conducted or of which the Company has received written notice and that have not been resolved. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency for any statutory period that remains open.
(d)The Company is not a party to any material Tax sharing, allocation, indemnity or similar agreement or arrangement (other than customary provisions in commercial contracts or agreements not primarily relating to Taxes).

(e)The Company is not required to include any material item of income or exclude a material deduction for any period beginning after the Closing Date as a result of (i) any changes in accounting methods in respect of Taxes for any taxable period ending on or prior to the Closing Date, (ii) an installment sale made prior to the Closing, and (iii) a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law entered into prior to the Closing.
(f)The Company is not subject to any private letter ruling of the IRS or comparable rulings of any other Governmental Authority that will be binding on the Company after the Closing.
(g)The Company has not constituted either a “distributing corporation” or “controlled corporation” in a distribution of stock within the past two (2) years intended to be governed by Section 355(a) of the Code.
2.17Environmental Matters.
(a)The Company has materially complied during the past three (3) years and is in material compliance with all Environmental Laws applicable to its business as presently or previously conducted, including all environmental Permits required for the occupation of its properties or facilities. During the past three (3) years, the Company has not received any written notice, report or other information regarding any violation of, or material liability under, any Environmental Laws with respect to its past or current operations, properties or facilities, including the Leased Real Property. Neither the Company, nor to the Company’s Knowledge any predecessor of the Company, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any Hazardous Materials, in each case, in a manner that has given or would give rise to any material liabilities or investigative, corrective or remedial obligations pursuant to any Environmental Laws.
(b)The Company has provided to Purchaser complete and correct copies of all environmental audits, reports and other material environmental documents, if any, in its possession relating to (i) the Company, its past or present operations, properties or facilities, including the Leased Real Property, (ii) the compliance by the Company or any Leased Real Property with any Environmental Laws, or (iii) any potential or actual material liability of the Company with respect to any Leased Real Property.
2.18Insurance. Schedule 2.18 sets forth a correct and complete list of all material insurance policies of the Company currently in force. With respect to each such insurance policy: (i) the policy is legal, valid and binding and enforceable in accordance with its terms and is in full force and effect, (ii) the Company is not in breach or default under the policy, including failure to make timely payment of all premiums due, (iii) the Company has not failed to file any notice or present any claim thereunder in due and timely fashion, and (iv) the Company has not received any written notice of any cancellation or material limitation of the policy. During the past three (3) years, the Company has not received any written notice from any insurance carrier denying or disputing a claim made on any policies, denying or disputing any coverage or the amount of any claim or reserving rights in connection therewith.
2.19Significant Customers and Significant Suppliers. Schedule 2.19 sets forth a complete and correct list of the top ten (10) customers of the Business by net revenues received for the twelve (12)-month periods ended December 31, 2024, and December 31, 2025, and the four-month period ended April 30, 2026 (the “Significant Customers”) and the top ten (10) suppliers of the Business by expenditure for the twelve (12)-month periods ended December 31, 2024, and December 31, 2025, and the four-month period ended April 30, 2026 (the “Significant Suppliers”). Since the date of the most recent balance sheet as set forth in the Financial Statements and to the Company’s Knowledge, the Company has not delivered to, or received from, any Significant Customer or Significant Supplier written notice or allegation of a material default or breach with respect to any written agreement to which the Company is a party.
2.20Affiliated Transactions. Except as set forth on Schedule 2.20 or to the extent any of the following would not be reasonably expected to have a Material Adverse Effect, the Company is not a party to any agreement, commitment or transaction (other than an employment relationship or an agreement entered into in connection with an employment relationship) with or for the benefit of any shareholder, member, officer, director, manager, Employee or Affiliate of the Company or, to the Company’s Knowledge, any spouse, parent, child, sibling (whether through blood, marriage or adoption) of any such Person or any entity in which any such Person owns any beneficial interest.
2.21Brokers. Except Piper Sandler & Co., the Company and its officers, directors and employees have not employed any broker, finder or investment banker or incurred any brokerage, finder’s or other fee or commission in connection with the Transaction.
2.22Bank Accounts. Schedule 2.22 sets forth a correct and complete list of all bank accounts, safety deposit boxes and lock boxes of the Company, and designating each authorized signatory with respect thereto.
2.23No Other Representations and Warranties. Except for the representations and warranties set forth in this Article II and in Article III (including the related portions of the Disclosure Schedules) and in the closing certificates delivered pursuant to Section 1.6(b), neither the Company nor Seller Parties, nor any of their respective owners, directors, trustees, officers, employees, Affiliates, agents or other Representatives or their respective Affiliates, nor any Person has made, makes or shall be deemed to have made or make any other express or implied representation or warranty, either written or oral, on behalf of Seller Parties or the Company, including any representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Purchaser and its Representatives (including any information, documents or materials made available to Purchaser in any virtual data room, management presentations or in any other form in expectation of the Transaction) or as to the future revenue, profitability or success of the Company, or any representation or warranty arising from statute or otherwise in Law. All such other representations and warranties are expressly disclaimed.
ARTICLE III
ARTICLE IVREPRESENTATIONS AND WARRANTIES OF SELLER PARTIES
Except as set forth in the Disclosure Schedules, the Seller Parties hereby represent and warrant to Purchaser that as of the date hereof (unless the particular statement speaks expressly as of another date, in which case as of such other date):
4.1Authorization and Validity. Each Shareholder is an irrevocable inter vivos grantor trust that is in full force and effect. Seller is duly incorporated, validly existing and in good standing (to the extent applicable) under the Laws of the State of Delaware. Seller has the requisite power and authority to own, lease and operate its properties, rights and assets and to carry on its business as it has been and is now being conducted. Each Seller Party has the full right, power, and authority to enter into and perform fully this Agreement and each of the Ancillary Documents to which such Seller Party is a party. This Agreement and each of the Ancillary Documents to which any Seller Party is a party have been duly authorized by all necessary action on behalf of such Seller Party, have been duly executed and delivered by such Seller Party, and assuming the due authorization, execution and delivery by each other party hereto and thereto, shall constitute a legal, valid, and binding agreement of such Seller Party enforceable against such Seller Party in accordance with its terms, except as may be limited by bankruptcy, insolvency or similar Laws affecting creditors’ rights generally or by equitable principles.
4.2No Conflict; Required Filings and Consents. Except as set forth on Schedule 3.2, the execution, delivery and performance of this Agreement and the consummation of the Transaction by a Seller Party will not (i) conflict with or violate the Organizational Documents of such Seller Party, (ii) conflict with or violate any Law or Order applicable to such Seller Party or by which such Seller Party’s or any of its properties or assets are bound, (iii) conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, amendment or acceleration of any Permit or Material Contract; or (iv) create any Lien on the Equity; except, in the case of clauses (ii) and (iii), for any such conflict, violation, termination, cancellation, Lien, breach, nonperformance or default that would not, individually or in the aggregate, have a Material Adverse Effect on Seller Parties’ ability to consummate the Transaction.

4.3Litigation. There are no Actions pending or, to the Knowledge of Seller Parties, threatened against Seller Parties, or Orders binding on Seller Parties or any of their properties or assets, in each case that would reasonably be expected to have a Material Adverse Effect.
4.4Ownership. As of the date hereof, (i) Shareholders have good and valid title and are the sole record and beneficial owners of the Stock, free and clear of all Liens (other than Permitted Liens), (ii) Shareholders do not own any other equity securities or voting securities of the Company or securities convertible into or exchangeable for equity securities or voting securities of the Company, and (iii) there are no rights, arrangements, agreements or commitments of any nature obligating Shareholders to transfer or sell any of the Stock. As of the closing date, (x) Seller has good and valid title and is the sole record and beneficial owner of the Equity, free and clear of all Liens (other than Permitted Liens), (y) Seller does not own any other equity securities or voting securities of the Company or securities convertible into or exchangeable for equity securities or voting securities of the Company, and (z) there are no rights, arrangements, agreements or commitments of any nature obligating Seller to transfer or sell any of the Equity.
4.5No Other Representations and Warranties. Except for the representations and warranties set forth in this ARTICLE III, neither Seller Parties nor any other Person has made or makes any other representations or warranties, written or oral, express or implied, with respect to Seller Parties. All such other representations and warranties are expressly disclaimed.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser hereby represents and warrants to Seller Parties and the Company that as of the date hereof (unless the particular statement speaks expressly of another date, in which case as of such other date):
5.1Organization and Qualification; Authority.
(a)Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Purchaser is duly qualified as a foreign corporation to do business and is in good standing (to the extent applicable) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a material adverse effect on Purchaser.
(b)Purchaser has the requisite power and authority to own, lease and operate its properties, rights and assets and to carry on its business as it has been and is now being conducted.
5.2Authorization and Validity. Purchaser has the full right, power and authority to enter into and perform fully this Agreement and consummate the Transaction. The execution, delivery and performance of this Agreement and the Ancillary Documents by Purchaser and the consummation of the Transaction by Purchaser have been duly and validly authorized by all necessary action required on the part of Purchaser, and no other proceedings on the part of Purchaser are necessary to authorize Purchaser’s execution, delivery, and performance of this Agreement and the consummation of the Transaction. This Agreement and the Ancillary Documents to which Purchaser is a party have been or will be, as the case may be, duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by each other party thereto, constitute or will constitute a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or similar Laws affecting creditors’ rights generally or by general equitable principles.
5.3No Conflict; Required Filings and Consents.
(a)The execution, delivery and performance by Purchaser of this Agreement and any Ancillary Documents to which it is a party do not, and the consummation of the Transaction will not,

(i) conflict with or result in the violation of the Organizational Documents of Purchaser, (ii) conflict with or violate any Law or Order applicable to Purchaser or by which Purchaser or any of its properties or assets is bound, (iii) conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, or acceleration of any material Contract, agreement, instrument, license or Permit applicable to Purchaser or by which any of its properties or assets is bound, except with respect to clauses (ii) and (iii) above, to the extent any such conflict, violation, breach or default would not reasonably be expected to have a material adverse effect on Purchaser.
(b)Except as set forth on Schedule 4.3(b), the execution, delivery and performance by Purchaser of this Agreement and the consummation of the Transaction will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person.
5.4Litigation. There are no Actions pending or, to the Knowledge of Purchaser, threatened against Purchaser, or Orders binding on Purchaser or any of its properties or assets, in each case that would reasonably be expected to have a material adverse effect.
5.5Brokers. Except as set forth on Schedule 4.5, neither Purchaser, nor any of its officers, directors, employees or Affiliates has employed any broker, finder or investment banker or incurred any brokerage, finder’s or other fee or commission in connection with the Transaction.
5.6Solvency. Immediately after giving effect to the Transaction, neither Purchaser nor the Company will (a) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), (b) have unreasonably small capital with which to engage in its business, or (c) have incurred debts or obligations beyond its ability to pay them in the ordinary course of business as they become due.
5.7Sufficiency of Funds. Purchaser (a) has, and at the Closing will have, sufficient internal funds (without giving effect to any unfunded financing regardless of whether any such financing is committed) available to consummate the Transaction on the terms and subject to the conditions set forth in this Agreement and the Ancillary Documents, and to pay the amounts required to be paid pursuant to this Agreement and any expenses incurred by Purchaser in connection with the Transaction; (b) has, and at the Closing will have, the resources and capabilities (financial or otherwise) to perform its obligations hereunder and under any other agreement, document, instrument or certificate contemplated by this Agreement to be executed by Purchaser in connection with the consummation of the Transaction, including the Ancillary Documents; and (c) has not incurred any obligation, commitment, restriction or liability of any kind, which would impair or adversely affect any such resources and capabilities. The obligations of Purchaser under this Agreement and the Ancillary Documents are not subject to any conditions regarding Purchaser’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transaction.
5.8Restricted Securities. Purchaser is acquiring the Equity for its own account, with the intention of holding the Equity for investment and not with a view to the resale or distribution of any part of the Equity, and Purchaser does not have any present intention of selling, granting any participation in or otherwise distributing the Equity. Purchaser understands that the Equity has not been registered under the Securities Act of 1933, as amended, by reason of specific exemptions from the registration provisions, which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of Purchaser’s representations as expressed in this Agreement. Purchaser understands that the Equity is "restricted securities" under applicable federal, state and provincial securities Laws and that, pursuant to these Laws, Purchaser must hold the Equity indefinitely unless it is registered with the Securities and Exchange Commission and qualified by applicable state or provincial authorities or an exemption from such registration and qualification requirements is available.
5.9R&W Policy. Purchaser has acquired, at its sole cost and expense, a binding agreement for the issuance of a buyer-side representation and warranty insurance policy (the “R&W Policy”) naming Purchaser as the “named insured” and Seller Parties’ Affiliates (including, post-Closing, the Company, and their Representatives) as additional insureds, (a) with respect to which Purchaser is solely responsible for all applicable deductible or retention amounts, and (b)  except in the case of claims of Fraud, the insurer is not entitled to subrogation rights of recovery against Seller Parties or their Affiliates or their respective Representatives. Purchaser agrees and acknowledges that, except in the case of Fraud, Seller Parties and their Representatives shall have no liability for breaches of representations and warranties.
5.10No Other Representations and Warranties. Except for the representations and warranties set forth in this ARTICLE IV, neither Purchaser nor any other Person has made or makes any other representations or warranties, written or oral, express or implied, with respect to Purchaser.
5.11Independent Investigation; Non-Reliance.
(a)Purchaser acknowledges and agrees that it has conducted to its satisfaction its own independent investigation, review, analysis and verification of, and, based thereon, has formed an independent judgment concerning, the Equity, Business, operations, assets, liabilities, condition (financial or otherwise) and prospects of the Company. In making the decision to enter into this Agreement and to consummate the Transaction, other than reliance on the representations and warranties of the Company and Seller Parties set forth in ARTICLE II and ARTICLE III (including the related portions of the Disclosure Schedules) and in the closing certificate delivered pursuant to Section 1.6(b), Purchaser has relied solely on its own independent investigation, review, analysis, and verification of the Equity (including Purchaser’s own estimate and appraisal of the value of the Equity, Business, operations, assets, liabilities, condition (financial or otherwise) or prospects of the Company). Purchaser acknowledges it has been provided with adequate access to such information, documents, and other materials regarding the Company, has had an opportunity to ask questions of and have discussions with Company Representatives, and has had such time as Purchaser deemed necessary to enable it to form such independent judgment to its full and complete satisfaction.
(b)Purchaser acknowledges that there are uncertainties inherent in attempting to make estimates, projections, and other forecasts and plans, that Purchaser is familiar with such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, and other forecasts and plans furnished or made available to Purchaser and its Representatives (including the reasonableness of the underlying assumptions), and that Purchaser (on behalf of itself and its Affiliates) waives any and all claims with respect thereto, except with respect to the representations and warranties set forth in ARTICLE II and ARTICLE III (including the related portions of the Disclosure Schedules) and in the closing certificate delivered pursuant to Section 1.6(b).
(c)Notwithstanding anything to the contrary herein, Purchaser acknowledges that, other than as set forth in ARTICLE II and ARTICLE III (including the related portions of the Disclosure Schedules) and in the closing certificate delivered pursuant to Section 1.6(b), in determining whether to enter into this Agreement or consummate the Transaction, Purchaser has not been induced by and has not relied upon (and will not be induced by and will not rely upon), any representation or warranty, either express or implied, at Law or in equity, made by the Company, Seller Parties, any of their respective owners, directors, trustees, officers, employees, Affiliates, agents or other Representatives or their respective Affiliates, including without limitation as to (i) the Business, operations, assets, liabilities, condition (financial or otherwise) or prospects of the Company, it further being understood that the condition of the assets of the Company is “as-is, where-is”, (ii) the accuracy or completeness of any information regarding the Company (including any misrepresentations or inaccuracies therein or misstatements related thereto) furnished or made available to Purchaser and its Representatives (including any information, documents or materials made available to Purchaser in any virtual data room, management presentations, site visits, or in any other form in expectation of or in connection with the Transaction), (iii) the future revenue, profitability or success of the Company, or (iv) any representation or warranty arising from statute or otherwise in Law. Purchaser agrees, to the fullest extent permitted by Law, except as expressly provided in this Agreement, that neither the Company nor Seller Parties, nor any of their respective owners, directors, trustees, officers, employees, Affiliates, agents or other Representatives or their respective Affiliates has any liability or responsibility whatsoever to Purchaser, its Affiliates, or its Representatives on any basis (including contract, tort, at Law, in equity, or otherwise)

based upon any information furnished or made available to Purchaser, its Affiliates, or its Representatives (including any information, documents or materials made available to Purchaser in any virtual data room, management presentations, site visits, or in any other form in expectation of or in connection with the Transaction), or use of such information by Purchaser, its Affiliates, or its Representatives. Purchaser expressly acknowledges the disclaimer of representations and warranties set forth in Section 2.23 and Section 3.5.
ARTICLE VI
COVENANTS
6.1Interim Operations. Except as otherwise expressly contemplated by this Agreement, as set forth in Schedule 5.1, or as agreed to in writing by Purchaser (which agreement shall not be unreasonably withheld, delayed or conditioned), Seller Parties covenant and agree that, they shall cause the Company prior to the Closing:
(a)The Business and operations of the Company shall be conducted in the Ordinary Course of Business consistent with past practice;
(b)The Company shall use its commercially reasonable efforts to keep intact its rights, properties and assets, and Employee, independent contractor, supplier, and other business relationships;
(c)The Company shall use its commercially reasonable efforts to keep and maintain its rights, properties and assets in their present condition, repair and working order, except for normal depreciation and wear and tear;
(d)Except in connection with the Restructuring, the Company shall not (i) authorize for issuance, issue, deliver, sell or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of capital stock or other equity interests of the Company (including securities convertible into, or rights or options to acquire, capital stock of the Company), (ii) repurchase, redeem or otherwise acquire any shares of capital stock, or (iii) amend or otherwise change its Organizational Documents;
(e)The Company shall not acquire, including by merging or consolidating with, or purchasing the assets or capital stock or other equity interests of, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or make any capital expenditures or commitments in an amount in excess of $500,000 in the aggregate, other than pursuant to existing agreements or in the Ordinary Course of Business;
(f)The Company shall not (i) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any current or former director, officer, Employee or independent contractor, other than (A) increases and bonuses expressly contemplated by or required under existing employment or consulting agreements or bonus plans, and (B) increases in compensation to employees in the Ordinary Course of Business consistent with past practice, (ii) except as required to comply with applicable Law, become obligated under any Benefit Plan that was not in existence on the date of this Agreement or amend, modify or terminate any Benefit Plan in existence on the date of this Agreement, or (iii) except as required to comply with applicable Law, pay any benefit not required by any Benefit Plan as in effect as of the date of this Agreement;
(g)The Company shall not sell, lease, license, subject to any Lien (other than a Permitted Lien) or otherwise encumber or dispose of (including through any sale-leaseback or similar transaction) any of its properties or assets, other than (i) pursuant to existing agreements, (ii) immaterial properties or assets (or immaterial portions of properties or assets), or (iii) in the Ordinary Course of Business consistent with past practice;
(h)The Company shall not (i) make or forgive any loans, advances or capital contributions to, or investments in, any Person, other than trade accounts receivable incurred in the

Ordinary Course of Business consistent with past practice and cash advances to employees of the Company for reimbursable travel and other business expenses incurred in the Ordinary Course of Business consistent with past practice, or (ii) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness or other obligations of any other Person;
(i)Except in connection with the Restructuring, the Company shall not adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;
(j)The Company shall not (i) enter into, or materially amend, modify or supplement outside the Ordinary Course of Business consistent with past practice, any Material Contract or (ii) waive, release, grant, assign or transfer any of its material rights or claims (whether such rights or claims arise under a Material Contract or otherwise);
(k)The Company shall (i) comply in all material respects with its obligations under the Material Contracts as such obligations become due, (ii) use commercially reasonable efforts to maintain insurance covering risks of such types and in such amounts as are consistent with its past practices, and (iii) use commercially reasonable efforts not to permit any insurance policy naming it as beneficiary or loss payable payee to be canceled or terminated;
(l)Other than in the Ordinary Course of Business consistent with past practice, the Company shall not (i) change any material accounting policies, practices or procedures (including material Tax accounting policies, practices and procedures), except as required by applicable Law or GAAP, (ii) revalue in any material respect any of its assets (including writing down or writing off any notes or accounts receivable in any material manner), except as required by GAAP, (iii) make or change any material Tax election, make or change any material method of accounting with respect to Taxes, except as required by applicable Law or by the Restructuring, (iv) settle or compromise any material Tax liability, or (v) file any amended Tax Return, any of which would materially increase the Tax liability of the Company after the Closing; and
(m)The Company shall not agree or commit to take any of the foregoing actions prohibited by this Section 5.1.
Notwithstanding anything to the contrary set forth in this Agreement, the Parties acknowledge and agree that neither Purchaser nor its Affiliates have the right to control or direct the Company’s operations prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms of this Agreement, complete control and supervision over its operations.
6.2Filings and Consents.
(a)Subject to the terms and conditions of this Agreement, each of the Parties shall (i) cooperate with one another in determining which filings are required to be made by each Party prior to the Closing with, and which consents, approvals, Permits or authorizations are required to be obtained by each Party prior to the Closing from, Governmental Authorities or other Persons in connection with the execution and delivery of this Agreement and the consummation of the Transaction, and (ii) assist one another in timely making all such filings and timely seeking all such consents, approvals, Permits, authorizations and waivers required to be made and obtained by the other Parties. Prior to making any application to or filing with any Governmental Authority in connection with this Agreement, each Party shall provide one another with drafts of such application or filing (excluding any confidential information included therein) and afford one another a reasonable opportunity to comment on such drafts, except for any required notifications under the HSR Act (the initial filings of which have already been filed prior to the date of this Agreement). Each Party shall promptly furnish all information regarding such Party required to be included in any such application or filing with any Governmental Authority by another Party. Except as provided by Section 5.2(b), each Party shall bear its own costs, fees and expenses payable to any Governmental Authority in connection with any required notification or filing made or given to any Governmental Authority in connection with the Transaction.

(b)Promptly following execution of this Agreement, and in any event no later than five (5) Business Days after the execution of this Agreement, the Company and the Purchaser shall file all required notifications under the HSR Act. The Parties shall request and continue to seek early termination of the waiting period under the HSR Act. Purchaser shall bear the fees of any filing required under the HSR Act. The Parties shall not knowingly impede or delay the termination or expiration of any waiting period under the HSR Act or enter into any agreement with the Federal Trade Commission or the Antitrust Division of the United States Department of Justice not to consummate the Transaction, except with the prior written consent of the other Parties. Neither the Company nor Purchaser shall withdraw their initial filing under the HSR Act, regardless of whether such Party intends to re-file such filing, without the prior written consent of the other Parties.
(c)Each of the Parties shall, in connection with matters related to the Transaction, (i) promptly respond to and comply with any inquiries and/or requests for information or documents received from any Governmental Authority, (ii) promptly notify one another of any substantive communication received by such Party from, or given by such Party to, any Governmental Authority, and (iii) subject to applicable Law and to the extent practicable, permit one another to review in advance and consult, if appropriate, regarding any proposed written or oral substantive communication (other than any required notifications under the HSR Act) with any Governmental Authority and incorporate the other Parties’ reasonable comments. None of the Parties shall participate in any substantive meeting or discussion with any Governmental Authority in connection with any filing, investigation or inquiry regarding this Agreement or the Transaction unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the others, or their outside counsel, the opportunity to attend. Each of the Parties shall, in a manner that protects attorney-client or attorney work product privilege, furnish one another with copies of all correspondence and substantive written communications (other than any required notifications under the HSR Act) between such Party or its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement or the Transaction.
(d)Without limiting the foregoing, each of the Parties shall use their reasonable best efforts to avoid the entry of, or to have vacated or terminated, any Order that would restrain, prevent or delay the consummation of the Transaction. In addition, Purchaser agrees to take, or cause to be taken, any and all steps that it is lawfully capable of taking to avoid the commencement of any Action by any Governmental Authority to prohibit the Transaction under Antitrust Laws, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any such Action, so as to enable the Closing to occur as soon as reasonably possible (and in any event, not later than the Outside Date). For the avoidance of doubt, the required action by Purchaser hereunder shall include the proposal, negotiation and acceptance by Purchaser of (i) any and all divestitures of the businesses or assets of it or its subsidiaries or its controlled Affiliates or, following the Closing, of the Company, (ii) any agreement to hold any assets of Purchaser or its subsidiaries or its controlled Affiliates or, following the Closing, of the Company separate, (iii) any agreement to license any portion of the business of Purchaser or its subsidiaries or its controlled Affiliates or, following the Closing, of the Company, (iv) any limitation to or modification of any of the businesses, services or operations of Purchaser or its subsidiaries or its controlled Affiliates or, following the Closing, of the Company, and (v) any other action (including any action that limits the freedom of action, ownership or control with respect to, or ability to retain or hold, any of the businesses, assets, product lines, properties or services of Purchaser or its subsidiaries or its controlled Affiliates or, following the Closing, of the Company), in each case as may be necessary to resolve the concerns of any Governmental Authority under the Antitrust Laws.
(e)Purchaser shall not, and shall cause its Affiliates not to, acquire or agree to acquire, in any manner, any assets or any corporation, partnership, association or other business organization or division thereof, if the entry into a definitive agreement related to such acquisition or the consummation of such acquisition would reasonably be expected to: (i) impose any delay in obtaining, or increase the risk of not obtaining, any consent by a Governmental Authority required to consummate the Transaction, (ii) impede or delay the termination or expiration of any waiting period under the HSR Act, (iii) increase the risk that any Governmental Authority commences any Action or enters any Order prohibiting the consummation of the Transaction, or (iv) delay or prevent the consummation of the Transaction.

6.3Reasonable Assistance. Prior to the Closing, the Parties shall use their reasonable best efforts to take, or cause to be taken, all such actions, and to assist and cooperate with the other Parties in taking such action, as may be necessary or appropriate to effectuate, as expeditiously as practicable, the Transaction on the terms and subject to the conditions set forth in this Agreement. Each Party, at the reasonable request of the other Parties, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely this Agreement and the consummation of the Transaction.
6.4Access to Information. Prior to the Closing, the Company shall (a) provide Purchaser and its Representatives reasonable access, upon reasonable notice and during normal business hours, to the offices, facilities, books and records of the Company and to the Company’s Representatives, and (b) furnish or make available to Purchaser and its Representatives such financial and operating data and such other information with respect to the Company as Purchaser or its Representatives may from time to time reasonably request. Purchaser and its Representatives shall conduct any such activities in a manner as to minimize the disruption to, and not to unreasonably interfere with, the Company’s business and operations. Notwithstanding the foregoing, prior to the Closing, neither Purchaser nor any of its Representatives shall contact any Employee, officer, director, independent contractor, supplier, or customer of the Company in connection with any information or matter regarding the Company or its business, operations or prospects, without the prior written consent of Seller Parties. Notwithstanding the foregoing, the Company may withhold (i) any document or information that is subject to the terms of a confidentiality agreement with a third party, (ii) information that, if disclosed, would violate an attorney-client or other privilege or would constitute a waiver of rights as to attorney work product or attorney-client privilege or (iii) information, the disclosure of which would violate applicable Law, such as portions of documents or information relating to pricing or other matters that are highly sensitive, if the exchange of such documents (or portions thereof) or information, as determined by the Company’s legal counsel, might reasonably result in antitrust compliance questions for such Party (or any of its Affiliates). If any material is withheld by the Company pursuant to the preceding sentence, Seller Parties shall inform Purchaser as to the general nature of what is being withheld. Except as otherwise agreed to by the Company, and notwithstanding termination of this Agreement, the terms and provisions of the Confidentiality Agreement shall apply to all information furnished to Purchaser or any of its Representatives by any Company Representative under this Agreement.
6.5Public Announcements; Use of Company Logo. Each of the Parties agrees that, promptly following the Closing, Seller Parties or their Affiliates may issue a press release announcing the consummation of the Transaction; provided, that in no event shall such press release disclose the Preliminary Purchase Price or the Final Purchase Price. Other than with respect to the foregoing, each Party agrees that it will not issue any press release or otherwise make any public statement with respect to the Transaction, the Preliminary Purchase Price or the Final Purchase Price without the prior written consent of the other Parties, except to the extent that disclosure is required by Law, in which case the Party required to make such disclosure shall give the other Parties prior written notice and an opportunity to review and comment upon such disclosure prior to its issuance. Notwithstanding anything to the contrary contained in this Agreement, Seller Parties and their Affiliates may use the Company’s names and logos in communications to its current or prospective investors, lenders or Affiliates and on its website.
6.6Financing.
(a)Subject to Section 5.6(b), prior to the Closing, the Company shall, at Purchaser’s sole expense, use commercially reasonable efforts to provide to Purchaser all cooperation that is reasonably requested in writing by Purchaser in connection with the arrangement of any debt financing for the purpose of funding the Transaction (the “Debt Financing”), including the following:
(i)assisting with the preparation of appropriate and customary materials for a rating agency presentation, a bank information memorandum, and a lender presentation reasonably required in connection with the Debt Financing;
(ii)furnishing on a confidential basis to Purchaser and its debt financing sources (the “Debt Financing Sources”) as promptly as practicable, the financial information regarding the Company as may be reasonably requested by Purchaser and that is customarily needed for financings of the type contemplated by the Debt Financing, in each case, to the extent available; and
(iii)furnishing Purchaser and the Debt Financing Sources with all reasonably necessary documentation and other information required by a Governmental Authority with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations that is reasonably requested by Purchaser.
(b)Notwithstanding anything in Section 5.6(a) or this Agreement to the contrary, until the Closing occurs, the cooperation requested by Purchaser pursuant to Section 5.6(a) shall not (i) unreasonably interfere with the ongoing operations of the Company, or (ii) require the Company to (A) pay any commitment or other similar fee, (B) have or incur any liability or obligation in connection with the Debt Financing, (C) commit to taking any action (including entering into any agreement) that is not contingent upon the Closing; (D) take any action that would conflict with, violate or result in a breach of or default under any Organizational Document of the Company, any Contract or any Law, (E) take any action that could subject any director, m, officer or Employee of the Company, or any of its Affiliates, to any actual or potential personal liability, (F) provide access to or disclose information that the Company determines in good faith could jeopardize any attorney client privilege of, or conflict with any confidentiality requirements applicable to, the Company or any of its Affiliates, (G) cause any director or manager of the Company, or any of its Affiliates, to pass resolutions or consents to approve or authorize the execution of the Debt Financing, (H) reimburse any expenses or provide any indemnities, (I) make any representation, warranty or certification that, in the good faith determination of the Company, is not true or (J) provide any cooperation or information that does not pertain to the Company. In no event shall the Company be in breach of Section 5.6(a) because of its failure to deliver any financial or other information that is not currently readily prepared in the Ordinary Course of Business at the time requested by Purchaser or for the failure to obtain review of any financial or other information by its accountants.
(c)Purchaser shall indemnify, defend and hold harmless Seller Parties, the Company and their respective Representatives, Affiliates and equityholders from and against any and all fees, costs, expenses, liabilities, losses, and other damages suffered or incurred by them in connection with (i) any action taken by them at the request of Purchaser pursuant to Section 5.6(a) or in connection with the arrangement of the Debt Financing or (ii) any information utilized in connection therewith. Purchaser shall promptly reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company in connection with the cooperation contemplated by Section 5.6(a), including (y) reasonable attorneys’ fees and (z) expenses of the Company’s accounting firm engaged to assist in connection with the Debt Financing.
(d)Any information provided pursuant to this Section 5.6 shall be subject to the Confidentiality Agreement. Notwithstanding anything to the contrary in this Agreement, Purchaser acknowledges and agrees that the obligations of Purchaser hereunder are not subject to any conditions regarding Purchaser’s ability to obtain financing for the consummation of the Transaction.
6.7No Shop. Until the earlier of the Closing or the termination of this Agreement, neither Seller Parties nor the Company shall, directly or indirectly, through any officer, director, manager, Employee, Affiliate, agent, intermediary or Representative of Seller Parties or the Company or otherwise: (a) solicit, initiate or encourage submission of proposals or offers from any Person relating to any purchase of the Company’s assets, other than any purchase of assets in the Ordinary Course of Business consistent with past practice or any purchase of immaterial assets, or any equity securities or any merger, consolidation, share exchange, business combination, recapitalization, reclassification or other similar transaction involving the Company (an “Acquisition Proposal”); (b) participate in any discussions or negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate or encourage, any effort or attempt by any other Person to make an Acquisition Proposal; or (c) enter into any agreement, arrangement or understanding with respect to an Acquisition Proposal or any other transaction that would have the effect of preventing or limiting the Transaction.
6.8Tax Matters.

(a)The Parties acknowledge and agree that, as of the date hereof, the Company is treated as an S corporation within the meaning of Section 1361 of the Code, and that, as a result of the Restructuring, (i) the combination of the Contribution and the QSub Election is intended to qualify as an “F” reorganization pursuant to Section 368(a)(1)(F) of the Code as described in IRS Revenue Ruling 2008-18, (ii) Seller will be treated as the continuation of the Company for federal income tax purposes, (iii) the Company’s S corporation election will not terminate but will instead be treated as continuing with Seller as the S corporation, and (iv) the sale of the Equity to Purchaser is intended to be treated as a taxable sale of assets of the Company for federal income (and applicable state and local) tax purposes (the “Intended Tax Treatment”). The Parties further agree to take no action or position inconsistent with the Intended Tax Treatment unless otherwise required by a determination (as defined in Section 1313(a) of the Code) or an analogous event with respect to state or local income Tax Law. Seller shall file all Tax Returns for the Company with respect to periods ending on or before the Closing Date consistent with the Intended Tax Treatment, including any S corporation return (IRS Form 1120-S) of Seller reflecting all items of income, gain, loss, deduction, and credit attributable to the sale of the Equity.
(b)All Tax-sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.
(c)All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest), if any, incurred in connection with this Agreement or the consummation of the Transaction shall be paid by Purchaser when due and Purchaser shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, Seller Parties or the Company shall join in the execution of any such Tax Returns and other documentation.
(d)At Seller Parties’ request, Purchaser shall cause the Company to join in making any Tax election if the making of such election does not have a Material Adverse Effect for any post-Transaction Tax period.
(e)Purchaser shall not (i) amend any Tax Returns for the Company for a taxable period (or any portion of a taxable period) ending on or before the Closing Date; (ii) make or change any Tax election or accounting method or practice with respect to, or that has retroactive effect to a taxable period (or any portion of a taxable period) ending on or before the Closing Date; (iii) take any action to extend the applicable statute of limitations with respect to Taxes for a taxable period (or any portion of a taxable period) ending on or before the Closing Date; (iv) file any ruling request that could reasonably be expected to adversely affect any Taxes or Tax Returns of the Company for a taxable period (or any portion of a taxable period) ending on or before the Closing Date; (v) file a Tax Return for a taxable period (or any portion of a taxable period) ending on or before the Closing Date in a jurisdiction in which the Company has not historically filed Tax Returns with respect to the type of Tax subject thereof; or (vi) initiate any discussions with any Governmental Authority (including any voluntary disclosure agreement or similar process) concerning any taxable period (or any portion of a taxable period) ending on or before the Closing Date, in each case, without Seller Parties’ prior written consent.
(f)Tax refunds (whether in the form of cash or credit), including, for the avoidance of doubt, those related to overpayments of Taxes made by the Company prior to the Closing, that are received by Purchaser, the Company, or any of their Affiliates that relate to Tax period or portions thereof ending on or before the Closing Date shall be for the account of Seller, and, if applicable the Company shall pay to Seller any such refund, less any Tax cost arising in respect of such refund and less out-of-pocket reasonable costs incurred in connection with obtaining such refund, within ten (10) days after receipt thereof; provided, however, that Purchaser will not be required to pay over to Seller any such refund to the extent such refund is reflected as a current asset in the final determination of the Final Closing Working Capital or otherwise was already taken into account to increase the Purchase Price and provided, further, that Purchaser may set off against such refund or otherwise recover such refund to the extent such refund is subsequently reduced or additional Taxes are payable in respect thereof.

(g)Following the Closing, Purchaser shall, and shall cause the Company to, notify and send relevant documentation and correspondence to Seller Parties within ten (10) days of any material Legal Proceeding, becoming pending against or with respect to the Company in respect of any Tax matter, including liabilities for Taxes and refund claims, that pertains to a taxable period or portion thereof ending on or prior to the Closing Date (a “Covered Tax Controversy”). Seller Parties shall have the right to elect, at Seller Parties’ expense, to control the conduct of a Covered Tax Controversy; provided, that Seller Parties shall (i) keep Purchaser timely informed about the status of such Covered Tax Controversy; (ii) permit Purchaser the opportunity to review and comment, at the sole expense of Purchaser, on any proposed submissions to a Governmental Authority in connection with such Covered Tax Controversy; and (iii) not settle or compromise any Covered Tax Controversy to the extent such Covered Tax Controversy would reasonably be expected to adversely affect the Taxes payable by Purchaser or the Company without Purchaser’s consent, which shall not be unreasonably withheld, conditioned, or delayed. Purchaser shall have the right to control the conduct of any Covered Tax Controversy not described in the immediately precedent sentence; provided, that Purchaser shall (A) keep Seller Parties timely informed about the status of such Covered Tax Controversy; (B) permit Seller Parties the opportunity to review and comment, at the sole expense of Seller Parties, on any proposed submissions to a Governmental Authority in connection with such Covered Tax Controversy; and (C) not settle or compromise any such Covered Tax Controversy to the extent such Covered Tax Controversy would reasonably be expected to adversely affect the Taxes or liabilities pursuant to this Agreement of Seller Parties without Seller Parties’ prior written consent, which shall not be unreasonably withheld, conditioned or delayed. Seller Parties shall not settle any audit of their consolidated income Tax Return to the extent such Tax Return related to the Company in a manner that would adversely affect the Company after the Closing Date, unless such settlement would be reasonable in the case of a Person who owned the Company both before and after the Closing Date.
(h)Following the Closing, the Parties shall, as reasonably requested by any Party and at the requesting Party’s expense (i) assist with any other Party in preparing any Tax Returns relating to the Company that such other Party is responsible for preparing and filing, and cooperate with any other Party in determining whether any Tax Returns of the Company are required to be filed; (ii) cooperate in preparing for any Tax audit of, or dispute with any Governmental Authorities regarding, and any judicial or administrative proceeding relating to, liability for Taxes, in the preparation or conduct of litigation or investigation of claims, and in connection with the preparation of financial statements or other documents to be filed with any Governmental Authority, in each case with respect to the Company; and (iii) make available to the other Parties and to any Governmental Authority as reasonably requested, all information, records and documents relating to Taxes relating to the Company pertaining to a taxable period (or portion thereof) ending on or prior to the Closing Date.
(i)Consistent with the Intended Tax Treatment, the sale of the Equity is intended to be treated as a sale of assets of the Company to which Section 1001 of the Code applies (and not as a sale of stock or a reorganization under Section 368 of the Code or part of a transaction described in Section 351 of the Code). No election shall be filed under (i) Sections 336(e) or 338 of the Code and Treasury Regulations promulgated thereunder or (ii) Treasury Regulation Section 1.1502-76(b)(2) (or corresponding provisions of state or local Law) with respect to the acquisition of the Equity.
(j)Purchaser agrees to indemnify Seller Parties for any additional Tax owed by Seller Parties (including Tax owed by Seller Parties due to this indemnification payment) resulting from any transaction engaged in by the Company not in the Ordinary Course of Business occurring on the Closing Date after Purchaser’s purchase of the Equity.
6.9Director and Officer Indemnification. For a period of six (6) years after the Closing Date, unless otherwise required by applicable Law, the Purchaser shall not, and shall not permit the Company to amend, repeal or modify any provision in its Organizational Documents relating to the exculpation, indemnification and advancement of expenses to any of its current or former officers or directors (the “D&O Indemnified Parties”), it being the intent of the Parties that the D&O Indemnified Parties shall continue to be entitled to such exculpation, indemnification and advancement of expenses to the fullest extent of the Law. At the Closing, Purchaser will, or will cause the Company to, obtain, maintain and fully pay for, at Purchaser’s sole expense, an irrevocable directors and officers liability insurance policy naming the D&O Indemnified Parties as insureds, which shall (a) provide coverage for six (6) years following the Closing Date (including in respect of acts or omissions occurring at or prior to the Closing Date and in connection with this Agreement and the Transaction), (b) contain (i) no coverage limits per occurrence, and (ii) coverage limits of not less than $3 million in the aggregate, (c) have no deductible or retention amount in excess of $25,000.00, and (d) be placed with an insurance carrier with an A.M. Best rating of “A-” or better (the “D&O Policy”). Purchaser will not, or will cause the Company to not, cancel reduce coverage under, or otherwise change such insurance policy in any respect. If Purchaser or the Company or any of their respective successors or assigns (a) consolidates with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Purchaser and the Company shall assume all of the obligations set forth in this Section 5.9. The provisions of this Section 5.9 are intended for the benefit of, and will be enforceable by, each D&O Indemnified Party and his or her heirs and Representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have had by Contract or otherwise.
6.10R&W Policy. Purchaser acknowledges and agrees that the consummation of the Transaction is not subject to, or otherwise conditioned on, the issuance of the R&W Policy and that any failure by Purchaser to consummate the Transaction because of the absence of the R&W Policy shall constitute a breach by Purchaser of this Agreement. Purchaser shall not, and shall cause each insured party under the R&W Policy not to, waive, amend, modify or otherwise revise any subrogation provision in any manner adverse to Seller Parties or their Affiliates (or any other provision therein, to the extent such waiver or change to such other provision would have an adverse impact on Seller Parties or any of their Affiliates) without the prior written consent of Seller Parties.
6.11Restructuring. Seller Parties shall, and shall cause the Company to, use their reasonable best efforts to complete the Restructuring in the manner and order described in the preamble to this Agreement. Seller Parties shall not make an election on IRS Form 8832 (or any comparable state or local Tax election) to treat the Company as an association taxable or a corporation. At least 10 Business Days prior to the Closing Date, Seller Parties shall provide drafts of all documents necessary to complete the Restructuring to Purchaser for review and shall consider in good faith comments provided by Purchaser. Seller shall not carry on any business activities and prior to the Restructuring shall not have any assets, and following the Restructuring and prior to the Closing, Seller’s only asset shall be the Equity. Seller Parties will take appropriate actions, if any are necessary, with each applicable Governmental Authority to assure that the employer identification number of the Company does not change in connection with the Restructuring.
6.12Purchase Price Allocation. Seller Parties and Purchaser agree to allocate the Purchase Price and any other amounts treated as consideration for U.S. federal income Tax purposes (including liabilities) among the assets of the Company in accordance with the allocation methodology set forth on Schedule 5.12 (the “Allocation Methodology”) which shall be consistent with the requirements of Section 1060 of the Code. Within 120 days after the Closing Date, Purchaser shall prepare a draft schedule allocating the Purchase Price and any other amounts treated as consideration for U.S. federal income Tax purposes (including liabilities) among the assets of the Company in a manner consistent with the Allocation Methodology (the “Allocation Schedule”). If Seller notifies Purchaser in writing that Seller objects to one or more items reflected in the Allocation Schedule within thirty (30) days after receipt thereof, Seller and Purchaser shall negotiate in good faith to resolve such dispute; provided, however, that if Seller and Purchaser are unable to resolve any dispute with respect to the Allocation Schedule within thirty (30) days after Seller’s written objection, such dispute shall be resolved by the Independent Accountant. The fees and expenses of the Independent Accountant shall be borne equally by Seller and Purchaser. Purchaser and Seller shall file all Tax Returns (including amended returns and claims for refund) and information reports (including IRS Form 8594) in a manner consistent with the Allocation Schedule. Any adjustments to the Purchase Price pursuant to this Agreement shall be allocated in a manner consistent with the Allocation Schedule.
6.13Transaction Bonus Agreements. If, following the Closing, the Company recovers any amounts pursuant to the Transaction Bonus Agreements, the Company shall remit to Seller an amount equal to such recovered amounts (net of any applicable withholding Taxes), promptly and in any event no later than five (5) Business Days following the receipt thereof.
ARTICLE VII
CONDITIONS PRECEDENT TO THE CLOSING
7.1Conditions to the Obligations of Each Party. The respective obligations of Purchaser, on the one hand, and Seller Parties, on the other hand, to effect the Transaction are subject to the satisfaction, at or prior to the Closing, of the following conditions:
(a)Governmental Approvals. All consents, approvals, permits of, authorizations from, notifications to and filings with any Governmental Authorities (other than in respect of the HSR Act) required to be made, obtained, or effected prior to the consummation of the Transaction shall have been made, obtained, or effected, except for those the failure of which to be made, obtained, or effected has not had and would not reasonably be expected to have a Material Adverse Effect.
(b)HSR Act. Any waiting period (and any extension of such waiting period) under the HSR Act shall have expired or been terminated and any applicable waiting period (or extensions thereof) or approvals under each other applicable Antitrust Laws or regulations applicable to the consummation of the Transaction shall have expired, been terminated, or been obtained.
(c)No Orders or Injunctions; Illegality. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order that is then in effect and has the legal effect of preventing or prohibiting consummation of the Transaction
7.2Conditions to Obligations of Purchaser. Notwithstanding any other provision of this Agreement, the obligations of Purchaser to consummate the Transaction shall be subject to the satisfaction, at or prior to the Closing, of the following conditions, any one or more of which may be waived in writing at the option of Purchaser:
(a)Representations and Warranties. The representations and warranties of the Company and Seller Parties set forth in Article II and Article III of this Agreement, respectively, shall be true and correct as of the Closing as if made at and as of the Closing (other than representations and warranties that expressly speak only as of a particular date, which shall have been true and correct as of such particular date), except as would not have a Material Adverse Effect (disregarding any materiality, Material Adverse Effect or similar qualifications in such representations and warranties).
(b)Covenants and Agreements. The Company and Seller Parties shall have performed or complied, in all material respects, with each obligation, agreement and covenant to be performed or complied with by them under this Agreement at or prior to the Closing;
(c)No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Material Adverse Effect; and
(d)Closing Deliverables. Seller Parties and the Company, as applicable, shall have executed and delivered all of the instruments and other documents required by Section 1.6.
7.3Conditions to Obligations of Seller Parties and the Company. Notwithstanding any other provision of this Agreement, the obligations of Seller Parties and the Company to consummate the Transaction shall be subject to the satisfaction, at or prior to the Closing, of the following additional conditions, any one or more of which may be waived in writing at the option of Seller Parties.
(a)Representations and Warranties. The representations and warranties of Purchaser set forth in Article IV of this Agreement shall be true and correct as of the Closing as if made at and as of the Closing (other than representations and warranties that expressly speak only as of a particular date, which shall have been true and correct as of such particular date), except as would not have, or reasonably be expected to have, a material adverse effect on Purchaser (disregarding any materiality, material adverse effect or similar qualifications in such representations and warranties).
(b)Covenants and Agreements. Purchaser shall have performed or complied, in all material respects, with each obligation, agreement and covenant to be performed or complied with by it under this Agreement at or prior to the Closing.
(c)Closing Deliverables. Purchaser shall have executed, if applicable, and delivered all of the instruments, documents and payments required by Section 1.7.
7.4Frustration of Closing Conditions. None of Purchaser, Seller Parties or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s failure to comply with any provision of this Agreement, failure to act in good faith, or failure to use its reasonable best efforts to cause the Closing to occur.
ARTICLE VIII
TERMINATION
8.1Termination by Mutual Consent. This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing, by mutual written consent of Purchaser and Seller Parties.
8.2Termination by Purchaser or Seller Parties. This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing:
(a)by Purchaser or Seller Parties if the Closing shall not have been consummated on or before ninety (90) days from the date of this Agreement (the “Outside Date”), provided, that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to any Party whose breach of a representation, warranty, covenant, or obligation under this Agreement or whose action or failure to act has been the principal cause of or resulted in the failure of the Transaction to have been consummated on or before the Outside Date (the breach, act or failure to act of the Company also deemed to be the breach, act or failure to act of Seller Parties under this Section 7.2(a)); or
(b)by Seller Parties, by written notice to Purchaser, if there shall have been a breach by Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 6.3(a) or Section 6.3(b), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) 30 Business Days after providing written notice of such breach to Purchaser and (ii) the Outside Date; provided that Seller Parties shall not have the right to terminate this Agreement pursuant to this Section 7.2(b) if Seller Parties or the Company are then in breach of this Agreement and such breach would result in the failure of any of the conditions set forth in Section 6.2(a) or Section 6.2(b) at or prior to the Closing Date; provided further, that the failure of Purchaser to deliver all or any portion of the Purchase Price as required hereunder shall not be subject to cure hereunder unless otherwise agreed to in writing by Seller Parties; or
(c)by Purchaser, by written notice to Seller Parties, if there shall have been a breach by Seller Parties or the Company of any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 6.2(a) or Section 6.2(b), and in any such case such breach shall be incapable of being cured prior to the earlier of (i) 30 Business Days after providing written notice of such breach to the Company and (ii) the Outside Date; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.2(c) if Purchaser is then in breach of this Agreement and such breach would result in the failure of any of the conditions set forth in Section 6.3(a) or Section 6.3(b) at or prior to the Closing Date.
(d)by Purchaser or Seller Parties if any Governmental Authority has issued an Order (which has not been vacated, withdrawn or overturned) permanently restraining, enjoining or otherwise prohibiting the consummation of the Transaction and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 7.2(d) shall not be available to any Party that has failed to perform its obligations in Section 5.2 (the failure to perform of the Company also deemed to be the failure to perform of Seller Parties under this Section 7.2(d)).
Notwithstanding anything to the contrary contained herein, if all of the conditions set forth in Section 6.2 have been satisfied as of the Outside Date (other than those conditions that by their nature are to be satisfied by actions taken at the Closing or the failure of which to be satisfied is due in any material part to a breach by Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement), then Purchaser shall not be permitted to terminate this Agreement pursuant to this Section 7.2.
8.3Effect of Termination. In the event that this Agreement is validly terminated in accordance with this ARTICLE VII, this Agreement shall immediately become null and void and the Parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Purchaser, the Company or Seller Parties; provided (i) no such termination shall relieve any Party from liability for any Fraud or any willful breach of its representations, warranties, covenants or agreements under this Agreement (which shall be deemed to include the failure of Purchaser to consummate the Transaction following the satisfaction of all of the conditions to Purchaser’s obligations under ARTICLE VI prior to the effective date of termination, and the damages recoverable by the non-breaching Party shall include all attorneys’ fees reasonably incurred by such Party in connection with the Transaction), (ii) all filings, applications, and other submissions made pursuant to this Agreement shall, at the option of Seller Parties, and to the extent practicable, be withdrawn from the Governmental Authority or other Person to which it was made; and (iii) the Confidentiality Agreement and the provisions of this ARTICLE VII and ARTICLE VIII hereof shall survive any such termination and remain valid and binding obligations of each of the Parties.
ARTICLE IX
MISCELLANEOUS
9.1Non-Survival; Fraud. The representations and warranties made by the Company, Seller Parties and Purchaser contained in this Agreement or any Ancillary Documents (including any certificate to be delivered pursuant to this Agreement) shall not survive the Closing, and there shall be no liability after the Closing for any breach in respect thereof. None of the covenants or agreements contained in this Agreement to be performed prior to the Closing shall survive the Closing, and no Party shall have any liability after the Closing for any breach thereof. Any covenants or agreements contained in this Agreement to be performed after the Closing shall survive the Closing in accordance with their terms. Notwithstanding anything in this Agreement to the contrary, except in the event of Fraud, any and all liabilities of a Party arising out of a breach of any covenant in this Agreement required to be performed after the Closing shall be limited to the amount of the Purchase Price. None of the limitations contained in this Section 8.1 or otherwise set forth in this Agreement shall apply to Fraud. For purposes of clarity, from and after the Closing, the sole and exclusive source of any remedy for Purchaser for any claim arising out of or relating to any inaccuracy or breach of any representation or warranty made by the Company or Seller Parties in this Agreement or in any Ancillary Document shall be the R&W Policy, other than claims based on Fraud. Effective as of the Closing, except in the event of Fraud, Purchaser, on behalf of itself, its Affiliates (including, after the Closing, the Company) and its and their Representatives claiming by, through or under any of the foregoing and each of their respective past, present and future officers, directors, managers, stockholders, members, employees, agents, predecessors, subsidiaries, estates, successors, assigns, partners and attorneys (the “Purchaser Releasing Parties”), hereby releases, remises, acquits and forever discharges Seller Parties, Owners, and their Affiliates (excluding the Company) and their respective past, present and future officers, directors, managers, stockholders, members, employees, agents, predecessors, subsidiaries (excluding the Company), estates, beneficiaries, heirs, successors, assigns, insurers, partners and attorneys (each, a “Purchaser Released Party” and collectively, the “Purchaser Released Parties”), to the maximum extent permitted by Law, from, and the Purchaser Releasing Parties shall be deemed to have waived all other remedies with respect to, any and all complaints, claims, charges, actions, causes of action, sums of money due, suits, debts, covenants, Contracts, agreements, rights, damages, promises, demands or liabilities of any kind or nature whatsoever, in law or in equity, whether based in contract, tort, statute or otherwise, whether known or unknown, suspected or unsuspected (collectively, “Claims”), that the Purchaser Releasing Parties, individually or as a member of any class, now has, owns or holds or has at any time heretofore ever had, owned or held, or may in the future have, own or hold against the Purchaser Released Parties that relates to or arises out of the Company, the business or operations of the Company or any direct or indirect ownership or management thereof, and that arises at or prior to the Closing, or relates to any act, omission or event occurring, or condition in existence, at or prior to the Closing; provided that the foregoing shall not constitute a release of any Claims against any individual with respect to any theft, misappropriation, embezzlement, criminal activity, Fraud or sexual misconduct of such individual in their capacity as an Employee. Purchaser further represents and covenants that it has not, and following the Closing will not, and will cause its Affiliates and Representatives not to file or institute any Claims against the Purchaser Released Parties with respect to the Claims released in this Agreement.
9.2Release. Effective as of the Closing, Seller Parties, on behalf of themselves and their heirs, assigns and Representatives, and any Person claiming by, through or under any of the foregoing, hereby release, remise, acquit and forever discharge the Company and all of its past, present and future officers, directors, stockholders (excluding Purchaser), members, employees, agents, predecessors, subsidiaries, Affiliates (excluding Purchaser), estates, beneficiaries, heirs, successors, assigns, insurers, partners and attorneys (each, a “Seller Released Party” and collectively, the “Seller Released Parties”) to the maximum extent permitted by Law, from any and all Claims against the Company or its Seller Released Parties, arising at or prior to the Closing, or related to any act, omission or event occurring, or condition existing, at or prior to the Closing. Notwithstanding the foregoing, this release shall not act in any manner to waive or release any future Claims against the Purchaser or the Company arising out of this Agreement or the Ancillary Documents. Seller Parties further represent and covenant that they have not, and following the Closing will not, file or institute any Claim against Seller Released Parties with respect to the Claims released in this Agreement.
9.3Further Assurances. Each Party covenants that at any time, and from time to time, after the Closing, it will execute such additional instruments and take such actions as may be reasonably requested by the other Parties to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement.
9.4Expenses. Except as otherwise specified in this Agreement, each Party shall bear its own respective legal, accounting, and other expenses (including any broker’s or finder’s fees and the expenses of its Representatives) incurred at any time with respect to this Agreement and the consummation of the Transaction. All costs and expenses incurred by the Company in connection with this Agreement shall be paid by the Company on or prior to the Closing Date, or paid as part of the Transaction Expenses. Notwithstanding the foregoing, Purchaser shall pay and be solely responsible for (a) all professional fees, expenses, and filing fees due in connection with filings under the HSR Act and any other Antitrust Laws required in connection with the Transaction (regardless of whether such filings are made prior to or following the date of this Agreement), (b) all premiums and other costs, fees and expenses (including attorneys’ fees and expenses and the fees and expenses of other Representatives and consultants) attributable to the process of obtaining or otherwise associated with, the R&W Policy, (c) all costs, fees and expenses (including the fees and expenses of legal counsel, accountants or other Representatives and consultants) incurred by Purchaser, Seller Parties or the Company attributable to the Debt Financing process, including responding to diligence requests and negotiating and preparing any related documentation, (d) all fees, expenses, and costs relating to the D&O Policy (including the premium, underwriting fees and any other fees and expenses incurred in connection with the underwriting and binding of the D&O Policy), and (e) all costs, fees and expenses of the Escrow Agent under the Escrow Agreement.
9.5Entire Agreement; Modification or Amendment. This Agreement, together with the Ancillary Documents and all instruments and documents contemplated hereby and thereby or to be executed in connection with the Transaction, including the Confidentiality Agreement, constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, between the Parties with regard to the subject matter hereof. This Agreement may not be amended or modified except by an instrument in writing signed by the Parties.

9.6Waiver. Any failure on the part of any Party to comply with any of its obligations, agreements or conditions under this Agreement may be waived by any other Party to whom such compliance is owed only by an agreement in writing signed by the Parties against whom enforcement of such waiver is sought. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No failure on the part of any Party to exercise, and no delay on the part of any Party in exercising, any right, power, remedy or privilege under this Agreement or provided by Law, including the right or power to terminate this Agreement, shall impair, prejudice or constitute a waiver of any such right, power, remedy or privilege or be construed as a waiver of any breach of this Agreement or as an acquiescence thereto, nor shall any single or partial exercise of any such right, power, remedy or privilege preclude any other or further exercise thereof or the exercise of any other right, power, remedy or privilege.
9.7Assignment. This Agreement shall not be assignable, including by operation of law, by any of the Parties hereto without the written consent of all other Parties. Notwithstanding the foregoing, after the Closing Purchaser may assign, without the consent of the Company or Seller Parties, its rights and obligations under this Agreement to a direct or indirect subsidiary or Affiliate of Purchaser, provided that Purchaser remains primarily obligated with respect to any assigned obligation. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, legal representatives, executors, administrators, successors and permitted assigns. In addition, notwithstanding the foregoing, Purchaser may collaterally assign its rights and remedies under this Agreement, without the prior written consent of the Company or Seller Parties, to any financial institution(s) or firm(s) providing financing to Purchaser, with such collateral assignment to be effective as of the Closing, and, pursuant to such collateral assignment, such financial institution(s) or firm(s) may, upon a default under any such financing, directly exercise all such rights and remedies of the Purchaser hereunder.
9.8Severability. The provisions of this Agreement are severable and the invalidity of one or more of the provisions herein shall not have any effect upon the validity or enforceability of any other provision.
9.9Notices.
(a)All notices or other communications required or permitted under this Agreement shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier, by registered or certified mail, postage prepaid, return receipt requested, or by email transmission with receipt confirmed by manual reply email, addressed as follows:
    If to Seller Parties:    Shore Enterprise Inc.
        167 Cortland Drive
        Saddle River, NJ 07458-2818
        Attention: Robert J. Williams and Francis Joseph McGrath
        Email: joemcg@yahoo.com

    Copy to Counsel:    Koley Jessen P.C.
1125 South 103 Street
        Omaha, NE 68124-1079
Attention: Helmut E. Brugman & Taylor A. Cammack
        Email: Helmut.Brugman@koleyjessen.com & Taylor.Cammack@koleyjessen.com

    If to Purchaser:    The Hillman Group, Inc.
        1280 Kember Meadow Dr.
        Forest Park, Ohio 45240
        Attention: Dan Bauer, VP, Corporate Development & Assistant General Counsel

        Email: Daniel.Bauer@hillmangroup.com

    Copy to Counsel:
        Thompson Hine LLP
        312 Walnut Street, Suite 2000
        Cincinnati, Ohio 45243
        Attention: Frank D. Chaiken
        Email: Frank.Chaiken@thompsonhine.com

(b)All such notices or communications shall be deemed to be delivered (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent, (iii) in the case of mailing, on the fifth (5th) Business Day following the date of mailing, or (iv) in the case of email transmission, upon confirmation by manual reply email. Any Party hereto may change its address specified for notices herein by designating a new address by notice in accordance with this Section 8.9.
9.10Governing Law; Venue; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute), without giving effect to conflict of Law principles thereof. Each of the Parties hereby (a) expressly and irrevocably submits to the exclusive jurisdiction of the Court of Chancery sitting in New Castle County, State of Delaware (the “Court of Chancery”), or, to the extent the Court of Chancery does not have subject matter jurisdiction, the United States District Court for the District of Delaware (the “Delaware Federal Court”) or, to the extent neither the Court of Chancery nor the Delaware Federal Court has subject matter jurisdiction, the Superior Court sitting in New Castle County, State of Delaware, and any appellate court in the State of Delaware with respect to appeals from such courts (collectively, the “Chosen Courts”); (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Chosen Court and (c) agrees that it will not bring any action relating to this Agreement or the Transaction in any court other than the Chosen Courts; provided, that each Party shall have the right to bring any action or proceeding for enforcement of a judgment entered by any of the Chosen Courts in any other court or jurisdiction. TO THE EXTENT NOT PROHIBITED BY LAW WHICH CANNOT BE WAIVED, EACH PARTY HERETO HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTION, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH PARTY ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES THAT THIS SECTION 8.10 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY ENTERING INTO THIS AGREEMENT. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 8.10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.
9.11Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
9.12Third Party Beneficiaries. This Agreement is not intended to and does not confer upon any Person other than the Parties hereto any legal or equitable rights or remedies; provided, that the Company shall have the right to pursue damages on behalf of Seller Parties in the event of Purchaser’s breach of this Agreement; provided, further, that the following Persons are expressly intended as third party beneficiaries with respect to the following specified sections of this Agreement and will have the right to enforce such specified sections against the Parties: with respect to Section 5.9, the D&O Indemnified Parties; with respect to Section 8.1, the Purchaser Released Parties; with respect to Section

8.2, the Seller Released Parties; with respect to Section 8.21, the financial institution(s) or firm(s) providing financing to Purchaser in connection with this Transaction are expressly intended as third party beneficiaries; with respect to Section 8.14, the Non-Party Affiliates; and with respect to Section 8.19, Koley Jessen P.C. L.L.O. (“KJ”) and Seller Parties’ Affiliates.
9.13Confidentiality. Any information provided to or obtained by Purchaser or its Representatives pursuant to this Agreement and all Ancillary Documents, exhibits and Disclosure Schedules shall be treated as confidential information under that certain Confidentiality Agreement, dated as of April 13, 2026, by and between the Company (or a Representative thereof) and Purchaser (or an Affiliate thereof) (the “Confidentiality Agreement”), and shall be held by Purchaser in accordance with and be subject to the terms of the Confidentiality Agreement. In the event of the termination of this Agreement for any reason, Purchaser shall comply with the terms and provisions of the Confidentiality Agreement, including returning or destroying all confidential information and all restrictive covenants contained therein. Notwithstanding anything herein to the contrary, the Parties hereby acknowledge that the Confidentiality Agreement shall remain in full force and effect in accordance with its terms.
9.14No Recourse. All Related Claims (whether in contract or in tort, at law or in equity) may be made only against the Persons who are expressly identified as Parties to this Agreement. No Person who is not a named Party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, manager, partner, equityholder, Affiliate, agent, attorney or Representative of any named Party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any Related Claim and each Party waives and releases all such liabilities, Related Claims and obligations against any such Non-Party Affiliates. Without limiting the rights of any Party hereto against the other Parties hereto as set forth herein, in no event shall any Party hereto, any of its Affiliates or any Person claiming by, through or on behalf of any of them institute any Related Claim against any Non-Party Affiliates. To the maximum extent permitted by Law, each Party disclaims any reliance upon any Non-Party Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Non-Party Affiliates are expressly intended as third party beneficiaries of this provision of this Agreement. In no event shall any Person be liable for the Fraud of any other Person, and a claim for Fraud may only be asserted against the Person that committed such Fraud. It is further understood that any certificate or certification contemplated by this Agreement and executed by a director, manager, or officer of a Party will be deemed to have been delivered only in such capacity (and not in his or her individual capacity) and will not entitle any Party to assert a claim against such director, manager, or officer in his or her individual capacity.
9.15Specific Performance.
(a)The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including, without limitation, Purchaser failing to take such actions as are required hereunder to consummate the Transaction), and that money damages or legal remedies at Law would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that prior to the termination of this Agreement in accordance with Article VII, each Party shall be entitled to an injunction or injunctions to prevent or restrain any breach or threatened breach of this Agreement by any other Party and to enforce specifically the terms and provisions of this Agreement (including, without limitation, Purchaser’s obligation to consummate the Transaction if required to do so hereunder), to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of any other Party, in any court of competent jurisdiction, and appropriate injunctive relief shall be granted in connection therewith. Such remedies shall be in addition to and not in substitution for any other remedy to which such Party is entitled at Law or in equity. If any Party brings any action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall be automatically extended by (i) the amount of time during which such action is pending, plus 20 Business Days or (ii) such other time period established by the court presiding over such action.
(b)Each Party hereby agrees that it will not oppose the granting of an injunction, specific performance, or other equitable relief when expressly available pursuant to the terms of this

Agreement. Each Party hereby waives (i) any defenses in any action for an injunction, specific performance, or other equitable relief, including the defense that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity, and (ii) any requirement under any Law to post a bond, undertaking, or other security as a prerequisite to obtaining equitable relief. For the avoidance of doubt, the only permitted objection that a Party may raise in response to any action for equitable relief is the existence of a breach or threatened breach of this Agreement.
(c)The Parties agree that (i) by seeking the remedies provided for in this Section 8.15 no Party shall in any respect waive its right to seek at any time any other form of relief that may be available to it under this Agreement or any Ancillary Document (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.15 are not available or otherwise not granted, and (ii) nothing set forth in this Section 8.15 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 8.15 prior to or as a condition to exercising any termination right under Article VII or pursue any other remedies under this Agreement or any Ancillary Document that may be available then or thereafter.
9.16Interpretation. When a reference is made in this Agreement to Sections, subsections, schedules or exhibits, such reference shall be to a Section, subsection, schedule or exhibit to this Agreement unless otherwise indicated. Any singular term in this Agreement shall be deemed to include the plural and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. As used herein, all pronouns shall include the masculine, feminine, neuter, singular and plural thereof whenever the context and facts require such construction. For purposes of this Agreement references to “Company” shall refer to Kanebridge Corporation, a New Jersey corporation, for periods prior to the completion of the Restructuring and to the limited liability company into which such corporation is converted in connection with the Restructuring for periods as of and after the completion of the Restructuring.
9.17Disclosure Schedules. A disclosure made by Seller Parties or the Company in any Section of this Agreement or any of the Disclosure Schedules (or subparts thereof) that reasonably informs Purchaser of information with respect to another Section of this Agreement or any other Disclosure Schedule (or subparts thereof) in order to avoid a misrepresentation or breach thereunder shall be deemed, for all purposes of this Agreement, to have been made with respect to all such other Sections of this Agreement and all such other Disclosure Schedules (or subparts thereof), notwithstanding any cross-references (which are included solely as a matter of convenience) or lack of a Disclosure Schedule reference in any representation or warranty. Information reflected in the Disclosure Schedules is not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional information is set forth for informational purposes and does not necessarily include other matters of a similar nature. Disclosure of such additional information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed and disclosure of such information shall not be deemed to enlarge or enhance any of the representations or warranties in this Agreement or otherwise alter in any way the terms of this Agreement. Inclusion of information in the Disclosure Schedules shall not be construed as an admission that such information is material to the Business, assets, liabilities, financial position, operations or results of operations of the Company. Purchaser acknowledges and agrees that documents that are or were available for its review in connection with its due diligence investigation, including any virtual data room, shall be deemed to have been provided and delivered to, and received by, Purchaser for purposes of any representation or warranty in this Agreement that a document or information has been provided or made available to Purchaser.
9.18Consents. Purchaser acknowledges that certain consents to the Transaction may be required from parties to Contracts, leases, licenses or other agreements to which the Company is a party (including the Contracts set forth on Schedule 2.5 or as identified on Schedule 2.15) and such consents have not been and may not be obtained. Notwithstanding anything to the contrary in this Agreement, Purchaser agrees and acknowledges that Seller Parties will have no liability whatsoever to Purchaser (and Purchaser will not be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the Transaction or because of the default, acceleration or termination of (or loss of right or benefit under) any such Contract, lease, license or other agreement as a result thereof. Purchaser further agrees that no representation, warranty, covenant or agreement of the Company or Seller Parties set forth in this Agreement will be breached or deemed breached and no condition precedent to the obligations of Purchaser to consummate the Transaction will be deemed not to be satisfied as a result of the failure to obtain any consent or as a result of any such default, acceleration or termination (or loss of right or benefit) or any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any consent or any such default, acceleration or termination (or loss of right or benefit).
9.19Legal Counsel, Conflict of Interest.
(a)It is acknowledged by each of the Parties that the Company has retained KJ to act as its counsel in connection with the Transaction and that KJ has not acted as counsel for any other party in connection with the Transaction for conflict of interest or any other purposes. Purchaser and the Company agree, on their own behalf and on behalf of their respective Affiliates, that, following the Closing, and notwithstanding any current or prior representation of the Company or its Affiliates by KJ, KJ may serve as counsel to Seller Parties and any of their respective Affiliates in connection with any matters either existing on the date hereof or arising in the future related to the Transaction. Purchaser, on behalf of itself and its Affiliates, hereby (i) consents to KJ’s representation of Seller Parties and the Company (prior to the Closing Date) and any of their respective Affiliates in connection with any matters related to this Agreement and the Transaction; (ii) waives any claim it has or may have that KJ has a conflict of interest or is otherwise prohibited from engaging in such representation based on its representation of the Company prior to the Closing Date or for any other reason; and (iii) agrees that, in the event that a dispute arises between Seller Parties or the Company (after the Closing Date) or any of their respective Affiliates, on the one hand, and Seller Parties or the Company or their respective Affiliates (prior to the Closing Date), on the other hand, KJ may represent Seller Parties or the Company (prior to the Closing Date) and any of their respective Affiliates in such dispute even though the interests of Seller Parties or the Company (prior to the Closing Date) and their respective Affiliates may be directly adverse to Purchaser or its Affiliates (after the Closing Date) and notwithstanding that KJ may have represented the Company in a matter substantially related to such dispute.
(b)Purchaser further agrees that, as to all attorney-client privileged communications among KJ, the Company, Seller Parties or any of their respective Affiliates prior to the Closing Date that relate in any way to the Transaction, the attorney-client privilege and the expectation of client confidence attaching as a result of KJ’s representation of Seller Parties and the Company and any of their respective Affiliates related to the preparation for, and negotiation and consummation of the Transaction shall survive the Closing Date and shall remain in effect, and belong, to the extent such privilege exists, to Seller Parties, and any of their respective Affiliates (other than the Company and its Affiliates) as applicable, and may be controlled by Seller Parties and any of their respective Affiliates (other than the Company and its Affiliates) as applicable, and will not, with respect to such privileged communications, pass to or be claimed by Purchaser or the Company or any of their respective Affiliates. Furthermore, effective as of the Closing Date, (i) all communications (and material relating thereto) between the Company and KJ related to the preparation for, and negotiation and consummation of, the Transaction are hereby assigned and transferred to Seller Parties; (ii) the Company hereby releases all of its rights and interests to and in such communications and related materials; and (iii) the Company hereby releases any right to assert or waive any privilege related to the communications referenced in this Section 8.19 and acknowledges and agrees that all such rights shall reside with Seller Parties. Purchaser acknowledges that any advice given to or communication with Seller Parties or any of their Affiliates (other than the Company) shall not be subject to any joint privilege and shall be owned solely by Seller Parties and any of their respective Affiliates. Purchaser and the Company hereby acknowledge that each of them has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than KJ. To the extent that Purchaser, the Company, or any of their respective Affiliates has or maintains any ownership of the privilege with respect to these communications, they agree, except as may be required by applicable Law, not to waive or attempt to waive the privilege without the express written approval of Seller Parties and any of their respective Affiliates, as applicable.

(c)Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or the Company, on the one hand, and a third party (other than Seller Parties or any of their Affiliates (other than the Company)), on the other hand, or any Governmental Authority after the Closing, the Company may assert the attorney-client privilege against such third party to prevent disclosure of confidential communications by or with KJ.
(d)This Section 8.19 is for the benefit of Seller Parties and their Affiliates and such Persons are intended third-party beneficiaries of this Section 8.19. This Section 8.19 shall be irrevocable, and no term of this Section 8.19 may be amended, waived or modified without the prior written consent of Seller Parties.
9.20Counterparts; Exchange by Electronic Transmission. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument. The Parties may execute this Agreement and all other agreements and documents contemplated by this Agreement and exchange on the Closing Date counterparts of such documents by means of facsimile transmission or electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) and the Parties agree that the receipt of such executed counterparts shall be binding on such Parties and shall be construed as originals.
9.21Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, and each of its controlled Affiliates hereby:
(a)agrees that any proceeding, whether at Law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each Party irrevocably submits itself and its property with respect to any such proceeding to be the exclusive jurisdiction of such court;
(b)agrees that any such proceeding shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except as otherwise provided in the applicable definitive document relating to the Debt Financing;
(c)without limiting the rights of any Person under the definitive documentation governing the Debt Financing, agrees not to bring or support or permit any of its Affiliates to bring or support any proceeding of any kind or description, whether at Law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;
(d)agrees that service of process upon the Company or its controlled Affiliates in any such proceeding shall be effective if notice is given in accordance with Section 8.9;
(e)irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Legal Proceeding in any such court;
(f)knowingly, intentionally and voluntarily waives, to the fullest extent permitted by Law, trial by jury in any proceeding brought against any Debt Financing Source in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performances of any services thereunder;
(g)without limiting the rights of any Person under the definitive documentation governing the Debt Financing, agrees that none of the Debt Financing Sources will have any liability to the Company (in each case, other than Purchaser and its subsidiaries, as applicable) relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether at Law or in equity, whether in contract or in tort or otherwise; and
(h)agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 8.21 and that such provisions and the definition of “Debt Financing Source” shall not be amended in any way adverse to any Debt Financing Source without the prior written consent of such Debt Financing Source.
ARTICLE X
DEFINITIONS
10.1Certain Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed to them in this Section:
(a)“Adjustment Calculation Time” means 12:01 a.m. Eastern Time on the Closing Date.
(b)“Adjustment Escrow Amount” means $3,000,000.00.
(c)“Affiliate” means, with respect to any Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person, where “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or other securities, as trustee or executor, by contract or otherwise.
(d)“Agreed Principles” means (a) the specific policies set out on Schedule 9.1; (b) to the extent not inconsistent with clause (a), the Company’s past practices, principles, accounting methods, policies, procedures, classifications, conventions, categorizations, calculations, definitions, judgments, assumptions, techniques, methodologies, and estimation methods (including as they relate to the nature of accounts, calculation of levels or reserves or levels of accruals and in respect of the exercise of management judgment) applied in the Interim Financial Statements; and (c) to the extent not inconsistent with clause (a) or (b), GAAP. For the avoidance of doubt, clause (a) shall take precedence over clauses (b) and (c), and clause (b) shall take precedence over clause (c).
(e)“Allocation Methodology” has the meaning set forth in Section 5.12.
(f)“Allocation Schedule” has the meaning set forth in Section 5.12.
(g)“Ancillary Documents” means, collectively, the Escrow Agreement, the Restrictive Covenant Agreements, the Lease Agreements, and the Payoff Letters, together with any other agreement, certificate, or instrument that is both (a) expressly identified elsewhere in this Agreement as an “Ancillary Document” and (b) executed and delivered by Seller Parties and/or the Company in connection with the Transaction. For the avoidance of doubt, “Ancillary Documents” does not include the Confidentiality Agreement, the R&W Policy, or the D&O Policy.
(h)“Antitrust Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.
(i)“Business” has the meaning set forth in the recitals.
(j)“Business Day” means any day other than a Saturday, Sunday or day on which banks are permitted or obligated to close in the State of Illinois.

(k)“Cash” means, without duplication, the total amount of cash and cash equivalents that would be reflected on a consolidated balance sheet of a Person prepared in accordance with GAAP, which, for the avoidance of doubt, (i) shall be calculated net of issued and uncleared checks, wire transfers and drafts, and (ii) shall include credit card receipts in transit and any cash, checks, wire transfers and drafts subject to deposits in transit or available for deposit for the account of such Person. For the avoidance of doubt, the foregoing definition shall be applied so that Cash resulting from the collection of receivables or other assets is recognized at the same time that the reduction in such receivable or other asset by reason of such collection is recognized, and that the reduction in Cash expended to pay payables and other liabilities or to acquire an asset is recognized at the same time as the reduction in payables or other liabilities or the creation of such asset by reason of such expenditure is recognized.
(l)“Clayton Act” means the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder.
(m)“Code” means the Internal Revenue Code of 1986, as amended, and its successor, and all rules and regulations promulgated thereunder.
(n)“Company” has the meaning set forth in the recitals.
(o)“Contract” means any written contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, or license, which is currently in effect.
(p)“Disclosure Schedules” means the Schedules delivered by Seller Parties and the Company which are numbered to correspond to the representations and warranties set forth in ARTICLE II and ARTICLE III.
(q)“Employee” means any individual employed by the Company.
(r)“Environmental Laws” means all Laws and Orders concerning public health and safety, worker health and safety, and pollution or protection of the environment, as the foregoing are enacted or in effect, on or prior to the date of this Agreement.
(s)“Equity” has the meaning set forth in the recitals.
(t)“ERISA Affiliate” means, with respect to any entity, any other entity, which, together with such entity, would be treated as a single employer (i) under Code Section 414(b) or (c) or (ii) for purposes of any benefit plan subject to Title IV of ERISA, under Code Section 414(b), (c), (m) or (o).
(u)“Escrow Agent” means Wilmington Trust, N.A.
(v)“Escrow Agreement” means the escrow agreement among Purchaser, Seller and the Escrow Agent.
(w)“Final Purchase Price” means an amount equal to (i) the Base Purchase Price; plus (ii) Final Closing Cash; minus (iii) Final Closing Indebtedness; plus (iv) the amount, if any, by which Final Closing Working Capital exceeds Target Working Capital (or minus the amount, if any, by which Final Closing Working Capital is less than Target Working Capital); minus (v) Final Closing Transaction Expenses; minus (vi) the Adjustment Escrow Amount.
(x)“Fraud” means the making of a representation or warranty set forth in this Agreement by a Party with a specific intent to deceive another Party or to induce such other Party to enter into this Agreement, and requires that at the time such representation or warranty was made or given (i) such representation or warranty was materially inaccurate, (ii) such Party making or giving the representation or warranty had actual knowledge (and not imputed or constructive knowledge), without any duty of inquiry or investigation, of the material inaccuracy of such representation or warranty, (iii)

such Party had the specific intent to induce such other Party to whom such representation or warranty was made or given to act or refrain from acting in reliance upon it and (iv) such other party to whom such representation or warranty was made or given acted justifiably in reliance on such materially inaccurate representation or warranty and suffered injury as a result of such material inaccuracy. For the avoidance of doubt, (x) the term “Fraud” does not include any claim for equitable fraud or other claims based on constructive knowledge, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness or extra-contractual representations made, or alleged to have been made, by or on behalf of any Person, and (y) only the Party who committed a Fraud shall be responsible for such Fraud and only to the Party alleged to have suffered such alleged Fraud.
(y)“Governmental Authority” means each of a domestic (federal, state, provincial, or local) or foreign government or governmental, regulatory or administrative authority, agency, instrumentality or commission, or any court, tribunal, or judicial or arbitral body.
(z)“Hazardous Materials” means (i) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, radioactive substances, chlorofluorocarbons and similar ozone-depleting substances and (ii) any other chemical, material, substance, waste, pollutant or contaminant that is regulated by or pursuant to, defined or listed or classified as hazardous, toxic or radioactive under, any Environmental Law.
(aa)“Indebtedness” means, with respect to the Company (without duplication), (i) all indebtedness for borrowed money (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees and all other amounts payable in connection therewith) and all liabilities evidenced by notes, promissory notes, debentures, bonds or similar instruments; (ii) all liabilities in respect of drawn upon letters of credit, but only to the extent drawn upon; (iii) all indebtedness referred to in the foregoing clauses (i) and (ii) of any Person other than the Company that is directly or indirectly guaranteed by the Company; and (iv) all unpaid income Taxes of the Company for the taxable periods (or portions of such taxable periods) ending on the day immediately before the Closing Date, which may be a negative amount and, if so, shall reduce the total Indebtedness and result in a corresponding positive adjustment (credit) to Seller Parties pursuant to the purchase price adjustment provisions set forth in Section 1.4; provided, that without limiting other amounts that are not to be included therewith, in no event shall Indebtedness include (w) any amounts with respect to or included in Working Capital or Transaction Expenses, (x) guarantees, letters of credit, performance bonds, bid bonds or other sureties of any kind or nature issued by or on behalf of the Company in connection with any customer Contracts, proposals, or otherwise, (y) liabilities under operating leases, or (z) any amounts to the extent incurred by or at the direction of Purchaser for the Transaction or any other liabilities incurred or arranged by or on behalf of Purchaser or any of its Affiliates in connection with the Transaction or otherwise.
(ab)“Independent Accountant” means an independent public accounting firm, mutually agreed upon by Seller Parties and Purchaser.
(ac)“Intellectual Property” means (i) patents, trademarks, service marks, trade names, domain names, copyrights, designs and trade secrets; (ii) applications for and registrations of such patents, trademarks, service marks, trade names, domain names, copyrights and designs; (iii) processes, formulae, methods, schematics, technology, know-how, computer software programs and applications; and (iv) other tangible or intangible proprietary or confidential information and materials.
(ad)“Knowledge” means, with respect to the Company and Seller Parties, those matters actually known by each Owner, and with respect to Purchaser, those matters actually known by the directors and officers of Purchaser.
(ae)“Law” or “Laws” means any foreign or domestic (federal, state, provincial or local) law, statute, ordinance, regulation, rule, code, or reporting or licensing requirement of any Governmental Authority.
(af)“Leased Real Property” means the real property leased by the Company pursuant to the Leases set forth on Schedule 2.12(b).

(ag)“Legal Proceeding” means any action, litigation, suit, arbitration, administrative enforcement proceeding, complaint, charge, hearing, inquiry or investigation.
(ah)“Lien” means any mortgage, deed of trust, security agreement, security interest, pledge, charge, or other encumbrance.
(ai)“Material Adverse Effect,” means any effect, change, event, occurrence, development or circumstance (any such item, an “Effect”) that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the financial condition, Business or results of operations of the Company; provided, however, that no Effect caused by or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect: (a) any Effect affecting the economy of the United States generally, including changes in the credit, debt, capital or financial markets (including changes in interest, currency or exchange rates, tariffs or any trade wars) or the economy of any region or country in which the Company conducts Business; (b) any Effect affecting the industries in which the Company conducts Business; (c) any Effect arising in connection with acts of god, disasters, emergencies, calamities, epidemics, pandemics, disease outbreaks (including COVID-19, SARS-CoV-2 virus or any mutation or variation thereof) or similar events, or global, national or regional political or social actions or conditions, including hostilities, military actions, political instability, acts of terrorism or war or any escalation or material worsening of any such hostilities, military actions, political instability, acts of terrorism or war whether commenced before or after the date hereof; (d) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period (it being understood that the facts or occurrences giving rise to such failure may be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect); (e) any matter of which Purchaser is aware on the date hereof, including any matter disclosed in the Disclosure Schedules; (f) compliance with, or any action required to be taken by the Company under the terms of this Agreement or in connection with the Transaction; (g) any Effect that results from any action taken at the express request of Purchaser or with Purchaser’s consent; (h) the announcement of the execution of this Agreement, or the pendency of the Transaction, including the effects of the Transaction on relationships with customers, suppliers, Governmental Authority, employees, or other third-party relationships; (i) any change in Law (including any Law, directive, pronouncement or guideline issued by a Governmental Authority providing for business closures, travel restrictions, “shelter in place” or other restrictions that relate to, or arise out of an epidemic, pandemic or disease outbreak) or GAAP or interpretation thereof; (j) any anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” affecting the industries in which the Company operates; or (k) any breach by Purchaser of its obligations under this Agreement, unless, in the cases of clauses (a), (b), or (c) above, such changes would reasonably be expected to have a materially disproportionate impact on the financial condition, Business or results of operations of the Company relative to other affected participants in the industries in which the Company conducts Business (in which case, only the incremental disproportionate impact shall be taken into account in determining whether there has been a Material Adverse Effect).
(aj)“Order” means any judgment, order, writ, injunction, ruling or decree of or any settlement under the jurisdiction of any Governmental Authority, whether temporary, preliminary or permanent.
(ak)“Ordinary Course of Business” means the ordinary and usual course of day-to-day operations of the Company consistent with past practice; provided, that actions or inactions that the Company reasonably believed were necessary or appropriate prior to the date hereof to mitigate, remedy, respond to or otherwise address the effects of (i) COVID-19 or (ii) any tariffs or trade wars affecting the economy of the United States, generally, shall be considered to have been taken in the Ordinary Course of Business.
(al)“Organizational Documents” means the charter, memorandum, certificate of formation, articles of association, bylaws, operating agreement or other similar document of a Person, as may be amended, restated or otherwise modified from time to time.

(am)“Party” or “Parties” means Purchaser and Seller Parties, individually or collectively, as applicable.
(an)“Permitted Liens” means (i) any mechanic’s, carrier’s, workmen’s, repairmen’s, materialmen’s or similar statutory lien incurred in the Ordinary Course of Business for monies not yet due or the validity or amount of which is being contested in good faith by appropriate proceedings; (ii) any Lien for Taxes not yet due or the validity or amount of which is being contested in good faith by appropriate proceedings; (iii) all matters of record affecting property of the Company; (iv) any Lien imposed pursuant to the terms of any leased or subleased real property; (v) matters that would be disclosed by an inspection of real property or the records related thereto, including any easements, covenants, rights of way and other similar charges and encumbrances; (vi) any Lien securing liabilities which are reflected or reserved against in the Company’s balance sheet as of close of business on the Closing Date to the extent so reflected or reserved; (vii) any purchase money Lien or Lien securing rental payments under capital leases; (viii) any (A) zoning, building and or similar restriction, (B) Lien that has been placed by any developer, landlord or other third Person on any property over which the Company has easement rights or any Leased Real Property, and subordination or similar agreements relating thereto, or (C) unrecorded and immaterial easements, covenants, rights-of-way and other similar immaterial charges and encumbrances; (ix) any Lien arising in the Ordinary Course of Business (including customer return rights and customer warranty claims) and not incurred in connection with the borrowing of money; (x) any restriction on transfer arising under any applicable securities Laws, including the Securities Act; and (xi) other imperfections of title that do not materially restrict the use or operation of the Business or the assets of the Company.
(ao)“Person” means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company, a Governmental Authority or any other legal entity or organization.
(ap)“QSub Election” has the meaning set forth in the recitals.
(aq)“R&W Insurer” means, collectively, Beazley plc and American International Group, Inc..
(ar)“R&W Policy” means that Purchaser-Side Representations and Warranties Insurance Policy issued by the R&W Insurer.
(as)“R&W Policy Premium” means the premium under the R&W Policy.
(at)“Related Claim” means any claims, causes of action or Legal Proceedings (whether at Law or in equity, based upon contract, tort, statute or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution, performance, breach, interpretation, construction, validity or enforcement of this Agreement (including any claim, cause of action or Legal Proceeding based upon, arising out of or related to any representation or warranty made or alleged to be made in or in connection with, or as an inducement to enter into, this Agreement).
(au)“Representatives” with respect to any Person, means such Person’s officers, directors, members, partners, managers, stockholders, consultants, employees, trustees, counsel, accountants, advisors, financing sources, and other representatives and agents.
(av)“Restrictive Covenant Agreement” has the meaning set forth in Section 1.6(h).
(aw)“Restructuring” has the meaning set forth in the recitals.
(ax)“Securities Act” means the Securities Act of 1933, as amended.
(ay)“Seller” has the meaning set forth in the recitals.
(az)“Shareholder” has the meaning set forth in the recitals.

(ba)“Sherman Act” means the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder.
(bb)“Stock” has the meaning set forth in the recitals.
(bc)“Target Working Capital” means $42,299,431.00.
(bd)“Tax” or “Taxes” means all federal, state or local income, gross receipts, employment, payroll, withholding, Social Security (or similar), unemployment, sales, use, transfer, real property, personal property, use and occupancy, business and occupation taxes.
(be)“Tax Returns” means all returns, declarations and reports, filed in connection with the collection of Taxes of any Person.
(bf)“Transaction” means the transactions contemplated by this Agreement and the Ancillary Documents.
(bg)“Transaction Bonus Agreements” means those certain agreements dated July 21, 2026, by and between the Company and each of Michael Sutphin, James Kierstead, Victor La Poma, Robert Dahl, Robert Mayer and Timothy Huffield.
(bh)“Transaction Expenses” means, without duplication, to the extent not paid prior to the Closing, the amount of (i) all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers, or other Representatives) incurred by the Company prior to the Closing in connection with this Agreement; (ii) any amounts paid or payable to managers, directors, members, officers, or employees of the Company, including any change of control bonus that will be triggered, either automatically or with the passage of time, by consummation of the Transaction, plus any Taxes with respect to the foregoing amounts (excluding, for the avoidance of doubt, any severance amounts triggered by any termination or employment occurring on or after the Closing Date); provided, however, that Transaction Expenses shall not include any fees, costs and expenses which are the responsibility of Purchaser pursuant to Section 8.4 (including, for the avoidance of doubt, the D&O Tail Premium). For the avoidance of doubt, any matters included in the calculation of Indebtedness or Working Capital shall not be included in the calculation of Transaction Expenses and Transaction Expenses shall not include fees, costs and expenses (or otherwise) incurred by the Company as a result of actions taken by, or at the direction of, the Purchaser.
(bi)“Treasury Regulations” means the temporary and final income Tax regulations promulgated under the Code.
(bj)“Working Capital” means (i) only those current assets of the Company as of the Adjustment Calculation Time, as determined in accordance with the Agreed Principles, that are included in the line item categories of currents assets of the Company set forth on Exhibit A, minus (ii) only those current liabilities of the Company as of the Adjustment Calculation Time, as determined in accordance with the Agreed Principles, that are included in the line item categories of current liabilities of the Company set forth on Exhibit A. Under all circumstances, Working Capital shall be calculated in a manner consistent with the calculations used in determination of the Target Working Capital as reflected on Exhibit A. An illustrative calculation of Working Capital as of May 31, 2026, is set forth on Exhibit A.
[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, each of the Parties has executed this Agreement, or has caused this Agreement to be executed on its behalf by a representative duly authorized, all as of the date first above set forth.

PURCHASER:

THE HILLMAN GROUP, INC., a Delaware corporation

By: /s/ Robert O. Kraft
Robert O. Kraft, Chief Financial Officer

IN WITNESS WHEREOF, each of the Parties has executed this Agreement, or has caused this Agreement to be executed on its behalf by a representative duly authorized, all as of the date first above set forth.

SHAREHOLDERS:

ROBERT J. WILLIAMS 2024 FAMILY TRUST, dated December 16, 2024

By: /s/ Carol Ann Williams
Name: Carol Ann Williams
Title: Trustee

CAROL ANN WILLIAMS 2024 FAMILY TRUST, dated December 16, 2024

By: /s/ Robert J. Williams
Name: Robert J. Williams
Title: Trustee

MCGRATH 2020 FAMILY TRUST, dated December 7, 2020

By: /s/ William Douglas Salerno
Name: William Douglas Salerno
Title: Trustee

SELLER:

SHORE ENTERPRISE INC., a Delaware corporation

By: /s/ Robert J. Williams
Name: Robert J. Williams
Title: Vice President